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INVESTMENT COMPANY BOND

GREAT AMERICAN INSURANCE COMPANY
(A Stock Insurance Company, Herein Called the Underwriter)

DECLARATIONS  Bond No. 517-76-01 - 05
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Item 1. Name of Insured (herein called Insured): Wells Fargo Funds Trust
        Principal Address:                       525 Market Street
                                                 San Francisco, CA 94105

Item 2. Bond Period from 12:01 a.m. 03/01/2009 to 12:01 a.m. 03/01/2010 the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability - Subject to Sections 9, 10 and 12 hereof, Amount applicable to Limit of Liability Deductible

Insuring Agreement (A)-FIDELITY....................... $ 20,000,000 $50,000
Insuring Agreement (B)-ON PREMISES.................... $ 20,000,000 $50,000
Insuring Agreement (C)-IN TRANSIT..................... $ 20,000,000 $50,000
Insuring Agreement (D)-FORGERY OR ALTERATION.......... $ 20,000,000 $50,000
Insuring Agreement (E)-SECURITIES..................... $ 20,000,000 $50,000
Insuring Agreement (F)-COUNTERFEIT CURRENCY........... $ 20,000,000 $50,000
Insuring Agreement (G)-STOP PAYMENT................... $    100,000 $ 5,000
Insuring Agreement (H)-UNCOLLECTIBLE ITEMS OF DEPOSIT. $    100,000 $ 5,000
Insuring Agreement (I)-AUDIT EXPENSE.................. $    100,000 $ 5,000
Insuring Agreement (J)-TELEFACSIMILE TRANSMISSIONS.... $ 20,000,000 $50,000
Insuring Agreement (K)-UNAUTHORIZED SIGNATURES........ $    100,000 $ 5,000

Optional Insuring Agreements and Coverages

Insuring Agreement (L)-COMPUTER SYSTEMS............... $ 20,000,000 $50,000
Insuring Agreement (M)-AUTOMATED PHONE SYSTEMS........  Not Covered     N/A

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4. Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: N/A

Item 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto: Riders No. 1, 2, 3, 4 and 5

Item 6. The Insured by the acceptance of this bond gives to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) 517-76-01
        - 04 such termination or cancellation to be effective as of the time this bond becomes effective.

INVESTMENT COMPANY BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

(A) FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

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Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

(a) to cause the Insured to sustain such loss; and

(b) to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

(B) ON PREMISES

Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation.

Offices and Equipment

(1) Loss of or damage to furnishings, fixtures, stationary, supplies or equipment, within any of the Insured's offices covered under this bond caused by Larceny or theft in, or by burglary, robbery or hold-up of such office, or attempt thereat, or by vandalism or malicious mischief; or

(2) loss through damage to any such office by Larceny or theft in, or by burglary, robbery or hold-up of such office or attempt thereat.

(C) IN TRANSIT

Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, hold-up, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(D) FORGERY OR ALTERATION

Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stock-broker but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

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(E) SECURITIES

Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

(1) through the Insured's having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been

(a) counterfeited, or

(b) forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or

(c) raised or otherwise altered, or lost, or stolen, or

(2) through the Insured's having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (E) hereof.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.

The word "counterfeited" as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F) COUNTERFEIT CURRENCY

Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency.

(G) STOP PAYMENT

Loss against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured, or any Authorized Representative of such customer, shareholder or subscriber.

(H) UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer's, shareholder's or subscriber's account based upon Uncollectible items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured's agent to such customer's, shareholder's or subscriber's Mutual Fund Account: or loss resulting from any item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

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Loss includes dividends and interest accrued not to exceed 15% of the
Uncollectible items which are deposited.

This Insuring Agreement applies to all Mutual Funds with "exchange privileges" if all Fund(s) in the exchange program are insured by a Great American Insurance Company of Cincinnati, OH for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s) the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

(I) AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of Liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

(J) TELEFACSIMILE TRANSMISSIONS

Loss resulting by reason of the Insured having transferred, paid or delivered any funds or Property, established any credit, debited any account, or given any value relying on any fraudulent instructions sent by a customer or financial institution by Telefacsimile Transmission directed to the Insured, authorizing or acknowledging the transfer, payment, or delivery of funds or property, the establishment of a credit, debiting of any account, or the giving of value by the Insured, but only if such telefacsimile instructions:

(i) bear a valid test key exchanged between the Insured and a customer or another financial institution with authority to use such test key for Telefacsimile instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement; and

(ii) fraudulently purport to have been sent by such customer or financial institution, but which telefacsimile instructions are transmitted without the knowledge or consent of such customer or financial institution by a person other than such customer or financial institution and which bear a forged signature. "Telefacsimile" means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the Insured within its communication room for the purposes of reproducing a copy of said document. It does not mean electronic communication sent by Telex, TWC, or electronic mail, or Automated Clearing House.

(K) UNAUTHORIZED SIGNATURES

Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

It shall be a condition precedent to the Insured's right to recovery under this Insuring Agreement that the Insured shall have on file signatures of all persons who are authorized signatories on such account.

GENERAL AGREEMENTS

(A) ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION OR MERGER-NOTICE

(1) If the Insured shall, while this bond is in force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

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(2) If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

(B) WARRANTY

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

(C) COURT COSTS AND ATTORNEYS' FEES (Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this bond)

The Underwriter will Indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the Insured's liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that

(1) an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or

(2) an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;

(3) in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

If the Insured's liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, the liability of the Underwriter under this General Agreement is limited to that percentage of litigation expense determined by pro ration of the bond limit of liability to the amount claimed, after the application of any deductible. This litigation expense will be in addition to the Limit of Liability for the applicable Insuring Agreement.

(D) FORMER EMPLOYEE

Acts of Employee, as defined in this bond, are covered under Insuring Agreement
(A) only while the Employee is in the Insured's employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

THE FOREGOING INSURING AGREEMENTS AND
GENERAL AGREEMENTS ARE SUBJECT TO
THE FOLLOWING CONDITIONS AND
LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms, as used in this bond, shall have the respective meanings stated in this Section:

(a) "Employee" means:

     (1) any of the Insured's officers, partners, or employees, and

     (2) any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets of capital stock of such predecessor, and

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     (3) attorneys retained by the Insured to perform legal services for the
         Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured, and

     (4) guest students pursuing their studies or duties in any of the Insured's offices, and

     (5) directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and

     (6) any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, and

     (7) each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under Sub- section (9) hereof, and

     (8) those persons so designated in section 15, Central Handling of Securities, and

     (9) any officer, partner or Employee of

         a)  an investment advisor,

         b)  an underwriter (distributor),

         c)  a transfer agent or shareholder accounting record-keeper, or

         d) an administrator authorized by written agreement to keep financial and/or other required records, for an Investment Company, named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in Sub-Sections
(6) and (7) of Section 1 (a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13.

Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

(b) "Property" means money (i.e. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such Instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merge with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

(c) "Forgery" means the signing of the name of another with the intent to deceive; it does not include the signing of one's own name with or without authority, in any capacity, or for any purpose.

(d) "Larceny and Embezzlement" as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

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(e) "Items of Deposit" means any one or more checks and drafts.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

(a) loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A), (D),
(E) or (F).

(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (D), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

(c) loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

(d) loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

(e) loss resulting from the complete or partial nonpayment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses, unless such loss is covered under Insuring Agreement (A), (E) or (F).

(f)loss resulting from any violation by the Insured or by any Employee

     (1) of law regulating (a) the issuance, purchase or sale of securities,
         (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or

     (2) of any rule or regulation made pursuant to any such law unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

(g) loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured's contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company's service, and then this bond shall cover only such excess.

(h) potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I).

(i) all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond.

(j) loss through the surrender of Property away from an office of the Insured as a result of a threat

     (1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

     (2) to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).

(k) all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement (I).

(l) loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).

(m) any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of
Section 1(a) of this bond, as aforesaid, and upon payment to the insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting

                                   . Page 7

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alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Insured

(a) becomes aware of facts, or

(b) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

SECTION 5. VALUATION OF PROPERTY

The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationary, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the Insured cannot agree upon such cash value or such cost or replacement or repair, such shall be determined by arbitration.

SECTION 7. LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond.

                                   . Page 8

If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured's rights, title and interests in and to said securities.

With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this INVESTMENT COMPANY BOND subject to the Limit of Liability hereunder.

SECTION 8. SALVAGE

In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all times prior to termination hereof this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting form

(a) any one act of burglary, robbery or hold-up, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

(b) any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or

(c) all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or

(d) all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

(e) any one casualty or event other than those specified in (a), (b), (c) or
(d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds, or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

                                   . Page 9

SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.

SECTION 12. DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a),
(b), (c), (d) and (e) of Section 9, NON-REDUCTION AND NONACCUMULATION OF LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.

There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13. TERMINATION

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 90 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

This Bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.

The Underwriter shall refund the unearned premium computed as short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

This Bond shall terminate (a) as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of ninety (90) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C. (See Section 16[d]) and to the Insured Investment Company, or (b) as to any Employee 90 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or (c) as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge of information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION

At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that if desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

                                   . Page 10

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto: provided, however, that such additional period of time shall terminate immediately;

(a) on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

(b) upon takeover of the Insured's business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any other purpose.

SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured's interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words "Employee" and "Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy if insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured's share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

For the purpose of determining the Insured's share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporation shall use their best judgment in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured's share of such excess loss(es) shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(Es) within the systems, an assignment of such of the Insured's rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.

                                   . Page 11

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:

(a) the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them.

(b) the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement,

(c) the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured,

(d) knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall for the purpose of Section 4 and
Section 13 of this bond constitute knowledge or discovery by all the Insured, and

(e) if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Upon the Insured's obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a)
(9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

(a) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and

(b) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(c) the total number of outstanding voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.

Failure to give the required notice shall result in termination of coverage of this bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18. CHANGE OR MODIFICATION

This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter's Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D. C. by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be executed on the Declarations Page.

                                   . Page 12

RIDER NO. 1

JOINT INSURED LIST

To be attached to and form part of Bond No. 517-76-01 - 05

In favor of Wells Fargo Funds Trust

It is agreed that:

1. At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:

Wells Fargo Funds Trust
Wells Fargo Advantage 100% Treasury Money Market Fund
Wells Fargo Advantage Aggressive Allocation Fund
Wells Fargo Advantage Asia Pacific Fund
Wells Fargo Advantage Asset Allocation Fund
Wells Fargo Advantage C&B Large Cap Value Fund
Wells Fargo Advantage C&B Mid Cap Value Fund
Wells Fargo Advantage California Limited-Term Tax-Free Fund Wells Fargo Advantage California Tax-Free Fund
Wells Fargo Advantage California Tax-Free Money Market Fund Wells Fargo Advantage California Tax-Free Money Market Trust Wells Fargo Advantage Capital Growth Fund
Wells Fargo Advantage Cash Investment Money Market Fund Wells Fargo Advantage Colorado Tax-Free Fund
Wells Fargo Advantage Common Stock Fund
Wells Fargo Advantage Conservative Allocation Fund
Wells Fargo Advantage Discovery Fund
Wells Fargo Advantage Diversified Bond Fund
Wells Fargo Advantage Diversified Equity Fund
Wells Fargo Advantage Diversified Small Cap Fund
Wells Fargo Advantage Dow Jones Target 2010 Fund
Wells Fargo Advantage Dow Jones Target 2015 Fund
Wells Fargo Advantage Dow Jones Target 2020 Fund
Wells Fargo Advantage Dow Jones Target 2025 Fund
Wells Fargo Advantage Dow Jones Target 2030 Fund
Wells Fargo Advantage Dow Jones Target 2035 Fund
Wells Fargo Advantage Dow Jones Target 2040 Fund
Wells Fargo Advantage Dow Jones Target 2045 Fund
Wells Fargo Advantage Dow Jones Target 2050 Fund
Wells Fargo Advantage Dow Jones Target Today Fund
Wells Fargo Advantage Emerging Growth Fund
Wells Fargo Advantage Emerging Markets Equity Fund
Wells Fargo Advantage Endeavor Select Fund
Wells Fargo Advantage Enterprise Fund
Wells Fargo Advantage Equity Income Fund
Wells Fargo Advantage Equity Value Fund
Wells Fargo Advantage Government Money Market Fund
Wells Fargo Advantage Government Securities Fund
Wells Fargo Advantage Growth Balanced Fund
Wells Fargo Advantage Growth Equity Fund
Wells Fargo Advantage Growth Fund
Wells Fargo Advantage Heritage Money Market Fund
Wells Fargo Advantage High Income Fund
Wells Fargo Advantage Income Plus Fund
Wells Fargo Advantage Index Fund
Wells Fargo Advantage Inflation-Protected Bond Fund
Wells Fargo Advantage Intermediate Tax/AMT-Free Fund
Wells Fargo Advantage International Core Fund
Wells Fargo Advantage International Equity Fund

                                   . Page 13

Wells Fargo Advantage International Value Fund
Wells Fargo Advantage Large Cap Appreciation Fund
Wells Fargo Advantage Large Cap Growth Fund
Wells Fargo Advantage Large Company Core Fund
Wells Fargo Advantage Large Company Growth Fund
Wells Fargo Advantage Large Company Value Fund
Wells Fargo Managed Account CoreBuilder Series G
Wells Fargo Managed Account CoreBuilder Series M
Wells Fargo Advantage Mid Cap Disciplined Fund
Wells Fargo Advantage Mid Cap Growth Fund
Wells Fargo Advantage Minnesota Money Market Fund
Wells Fargo Advantage Minnesota Tax-Free Fund
Wells Fargo Advantage Moderate Balanced Fund
Wells Fargo Advantage Money Market Fund
Wells Fargo Advantage Money Market Trust
Wells Fargo Advantage Municipal Bond Fund
Wells Fargo Advantage Municipal Money Market Fund
Wells Fargo Advantage National Tax-Free Money Market Fund
Wells Fargo Advantage National Tax-Free Money Market Trust
Wells Fargo Advantage Opportunity Fund
Wells Fargo Advantage Overland Express Sweep Fund
Wells Fargo Advantage Prime Investment Money Market Fund
Wells Fargo Advantage Short Duration Government Bond Fund
Wells Fargo Advantage Short-Term Bond Fund
Wells Fargo Advantage Short-Term High Yield Bond Fund
Wells Fargo Advantage Short-Term Municipal Bond Fund
Wells Fargo Advantage Small Cap Disciplined Fund
Wells Fargo Advantage Small Cap Growth Fund
Wells Fargo Advantage Small Cap-Opportunities Fund
Wells Fargo Advantage Small Cap Value Fund
Wells Fargo Advantage Small Company Growth Fund
Wells Fargo Advantage Small Company Value Fund
Wells Fargo Advantage Small/Mid Cap Value Fund
Wells Fargo Advantage Social Sustainability Fund
Wells Fargo Advantage Specialized Financial Services Fund
Wells Fargo Advantage Specialized Technology Fund
Wells Fargo Advantage Stable Income Fund
Wells Fargo Advantage Strategic Income Fund
Wells Fargo Advantage Strategic Small Cap Value Fun
Wells Fargo Advantage Total Return Bond Fund
Wells Fargo Advantage Treasury Plus Money Market Fund
Wells Fargo Advantage U.S. Value Fund
Wells Fargo Advantage Ultra Short-Term Income Fund
Wells Fargo Advantage Ultra Short-Term Municipal Income Fund
Wells Fargo Advantage WealthBuilder Conservative Allocation Portfolio Wells Fargo Advantage WealthBuilder Equity Portfolio
Wells Fargo Advantage WealthBuilder Growth Allocation Portfolio
Wells Fargo Advantage WealthBuilder Growth Balanced Portfolio
Wells Fargo Advantage WealthBuilder Moderate Balanced Portfolio
Wells Fargo Advantage WealthBuilder Tactical Equity Portfolio
Wells Fargo Advantage Wisconsin Tax-Free Fund

WELLS FARGO VARIABLE TRUST

Wells Fargo Advantage VT Asset Allocation Fund
Wells Fargo Advantage VT C&B Large Cap Value Fund
Wells Fargo Advantage VT Discovery Fund
Wells Fargo Advantage VT Equity Income Fund
Wells Fargo Advantage VT International Core Fund
Wells Fargo Advantage VT Large Company Core Fund
Wells Fargo Advantage VT Large Company Growth Fund
Wells Fargo Advantage VT Money Market Fund
Wells Fargo Advantage VT Opportunity Fund

                                   . Page 14

Wells Fargo Advantage VT Small Cap Growth
Wells Fargo Advantage VT Small Mid/Cap Value Fund
Wells Fargo Advantage VT Total Return Bond Fund

WELLS FARGO MASTER TRUST

Wells Fargo Advantage C&B Large Cap Value Portfolio
Wells Fargo Advantage Disciplined Growth Portfolio
Wells Fargo Advantage Diversified Fixed Income Portfolio
Wells Fargo Advantage Diversified Stock Portfolio
Wells Fargo Advantage Emerging Growth Portfolio
Wells Fargo Advantage Equity Income Portfolio
Wells Fargo Advantage Equity Value Portfolio
Wells Fargo Advantage Index Portfolio
Wells Fargo Advantage Inflation-Protected Bond Portfolio
Wells Fargo Advantage International Core Portfolio
Wells Fargo Advantage International Growth Portfolio
Wells Fargo Advantage International Index Portfolio
Wells Fargo Advantage International Value Portfolio
Wells Fargo Advantage Large Cap Appreciation Portfolio
Wells Fargo Advantage Large Company Growth Portfolio
Wells Fargo Advantage Managed Fixed Income Portfolio
Wells Fargo Advantage Short-Term Investment Portfolio
Wells Fargo Advantage Small Cap Index Portfolio
Wells Fargo Advantage Small Company Growth Portfolio
Wells Fargo Advantage Small Company Value Portfolio
Wells Fargo Advantage Stable Income Portfolio
Wells Fargo Advantage Strategic Small Cap Value Portfolio
Wells Fargo Advantage Total Return Bond Portfolio

                                   . Page 15

RIDER NO. 2

INSURING AGREEMENT L

To be attached to and form part of Bond No. 517-76-01 - 05

in favor of Wells Fargo Funds Trust

It is agreed that:

1. The attached bond is amended by adding an additional Insuring Agreement as follows:

COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1) entry of data into, or

(2) change of data elements or programs within a Computer System; provided that fraudulent entry or change causes

     (a) Property to be transferred, paid or delivered,

     (b) an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

     (c) an unauthorized account or a fictitious account to be debited or credited;

(3) voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone; and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to:

     (i) cause the Insured or its agent(s) to sustain a loss, and

     (ii)obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit,

    (iii)and further provided such voice instructions or advices:

         (a) were made by a person who purported to represent an individual authorized to make such voice instructions or advices; and

         (b) were electronically recorded by the Insured or its agent(s).

(4) It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s) shall to the best of their ability electronically record all voice instructions or advices received over telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record a conversation from any cause, or error omission of any Employee(s) or agent(s) of the Insured.

SCHEDULE OF SYSTEMS

Any System Utilized by the Insured

2.  As used in this Rider, Computer System means:

     (a) computers with related peripheral components, including storage components, wherever located,

     (b) systems and applications software,

     (c) terminal devices,

     (d) related communication networks or customer communication systems, and

     (e) related Electronic Funds Transfer Systems, by which data are electronically collected, transmitted, processed, stored, and retrieved.

3. In addition to the exclusion in the attached bond, the following exclusions are applicable to this Insuring Agreement:

(a) loss resulting directly or indirectly from the theft of confidential information, material or data: and (b) loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that

                                   . Page 16
individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured's Computer System.

4. The following portions of the attached bond are not applicable to this Rider:

(a) the initial paragraph of the bond preceding the Insuring Agreements which reads ".at any time but discovered during the Bond Period."

(b) Section 9-NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL
LIABILITY

(c) Section 10-LIMIT OF LIABILITY

5. The coverage afforded by this rider applies only to loss discovered by the Insured during the period this Rider is in force.

6. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7. The Limit of Liability for the coverage provided by this Rider shall be Dollars, $20,000,000.

8. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of $50,000 (herein called the Deductible Amount) but not in excess of the Limit of Liability stated above.

9. If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10. Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this rider may also be terminated or cancelled without canceling the bond as an entirety:

     (a) 90 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or

     (b) immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at shore rates if this Rider is terminated or cancelled or reduces by notice from, or at the instance of the Insured.

11. Section 4-LOSS-NOTICE-PROOF-LEGAL PROCEEDING of the Conditions and Limitations of this bond is amended by adding the following sentence:

"Proof of Loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice Instructions of advices."

12. Notwithstanding the foregoing, however, coverage afforded by the Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate Policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate Policy.

13. This rider shall become effective as of 12:01 a.m. on 03/01/2009 standard time.

                                   . Page 17

RIDER NO. 3

CALIFORNIA PREMIUM RIDER

To be attached to and form part of Bond No. 517-76-01 - 05

in favor of Wells Fargo Funds Trust

It is agreed that:

1. In compliance with the ruling of the Commissioner of Insurance of the State of California and the Opinion of the Attorney-General of that State requiring that the premium for all bonds or policies be endorsed thereon, the basic premium charged for the attached bond for the period

From: 03/01/2009

To: 03/01/2010

Is: Forty Four Thousand Six Hundred Forty Eight and 00/100 Dollars ($44,648.)

2. This rider shall become effective as of 12:01 a.m. on 03/01/2009 standard time.

RIDER NO. 4

To be attached to and form part of Investment Company Bond No. 517-76-01--05 in favor of Wells Fargo Funds Trust

It is agreed that:

1. The attached Bond is amended by adding an additional Insuring Agreement as follows:

                           EXTENDED COMPUTER SYSTEMS

Loss resulting directly from:

                                   . Page 18

(a) the fraudulent modification of Electronic Data, Electronic Media or Electronic Instruction being stored within or being run within any Computer System covered under this Insuring Agreement,

(b) robbery, burglary, larceny or theft of Electronic Data, Electronic Media or Electronic Instructions,

(c) the acts of a hacker causing damage or destruction of Electronic Data, Electronic Media or Electronic Instruction owned by the Insured or for which the Insured is legally liable, while stored within a Computer System covered under this Insuring Agreement, or

(d) the damage or destruction of Electronic Data, Electronic Media or Electronic Instruction owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under this Insuring Agreement, provided such damage or destruction was caused by a computer program or similar instruction which was written or altered to intentionally incorporate a hidden instruction designed to damage or destroy Electronic Data, Electronic Media or Electronic Instruction in the Computer System in which the computer program or instruction so written or so altered is used.

(e) the Insured having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications directed to the Insured, which appear to have been transmitted through:

1. an Electronic Communication System,

2. an automated clearing house or custodian, or

3. a Telex, TWX or similar means of communication

directly into the Insured's Computer System or Communication Terminal and fraudulently purport to have been sent by a customer, automated clearing house, custodian or financial institution, but which communications were either not sent by said customer, automated clearing house, custodian or financial institution or were fraudulently modified during physical transit of Electronic Media to the Insured or during electronic transmission to the Insured's Computer System or Communication Terminal.

(a) a customer of the Insured, any automated clearing house, custodian or financial institution having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications purporting to have been directed by the Insured to such customer, automated clearing house, custodian or financial institution initiating, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or property, which communications were transmitted through:

1. an Electronic Communication System,

2. an automated clearing house or custodian, or

3. a Telex, TWX or similar means of communication

directly into a Computer System or Communication Terminal of said customer, automated clearing house, custodian or financial institution and fraudulently purport to have been directed by the Insured, but which communications were either not sent by the Insured or were fraudulently modified during physical transit of Electronic Media from the Insured or during electronic transmission from the Insured's Computer System or Communication Terminal and for which loss the Insured is held to be legally liable.

1. For the purposes of this additional Insuring Agreement, the following definitions will apply:

Communication Terminal means a teletype, teleprinter or video display terminal or similar device capable of sending or receiving information electronically. Communication Terminal does not mean a telephone.

Electronic Communication System means electronic communication operations by Fedwire, Clearing House Interbank Payment System (CHIPS), Society of Worldwide International Financial Telecommunication (SWIFT), similar automated interbank communication systems and internet access facilities.

Electronic Data means facts or information converted to a form usable in a Computer System and which is stored on Electronic Media for use by computer programs.

Electronic Instruction means computer programs converted to a form usable in a Computer System to act upon Electronic Data.

Electronic Media means the magnetic tape, magnetic disk, optical disk or other bulk media on which data is recorded.

                                   . Page 19

2. The following additional Exclusions will apply to the attached Bond:

   1. loss resulting directly or indirectly from Forged, altered, or fraudulent negotiable instruments, securities, documents or written instruments used as source documentation in the preparation of Electronic Data.

   2. loss of negotiable instruments, securities, documents or written instruments except as converted to Electronic Data and then in only that converted form.

   3. loss resulting from mechanical failure, faulty construction, error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance, Electronic Media failure or breakdown or any malfunction or error in programming or error or omission in processing.

   4. loss resulting directly or indirectly from the input of Electronic Data at an authorized electronic terminal of an Electronic Funds Transfer System or customer communication system by a person who had authorized access from a customer to that customer's authentication mechanism.

   5. liability assumed by the Insured by agreement under any contract, unless such liability would have attached to the Insured even in the absence of such agreement.

1. Electronic Data, Electronic Media and Electronic Instructions will be valued property of the Insured under the attached Bond only if such items are actually reproduced from other Electronic Data, Electronic Media or Electronic Instructions of the same kind or quality and then not for more than the cost of the blank media or the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such Electronic Data, Electronic Media or Electronic Instruction subject to the applicable limit of liability of this Insuring Agreement.

However if such Electronic Data can not be reproduced and said Electronic Data represents Securities or financial instruments having a value, then the loss will be valued as indicated in Section 5 of the attached Bond entitled "VALUATION OF PROPERTY."

2. The Limit of Liability applicable to this Insuring Agreement shall be $20,000,000.

3. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of $50,000 (herein called the Deductible Amount) but not in excess of the Limit of Liability stated in Item 2 of this Rider.

4. All other Terms and Conditions of the attached Bond remain unchanged.

5. This Rider shall become effective as of 12:01 a.m. on 03/01/2009 standard time.

                                   . Page 20

RIDER NO. 5

NOTICE/PROOF - LEGAL PROCEEDINGS AGAINST UNDERWRITER

To be attached to and form part of Bond No. 517-76-01 - 05

in favor of Wells Fargo Funds Trust

It is agreed that:

1. Section 4 - Notice/Proof - Legal Proceedings against Underwriter, First paragraph, Sentence 2 is hereby deleted and replaced with the following:

At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Risk Management Department, General Counsel or Human Resource Department of the Insured shall give the Underwriter written notice thereof, and shall also within six months after such discovery, furnish to the Underwriter affirmative proof of loss with full particulars.

2. Paragraph 2, is amended by adding after the words "when the" the following:

"Risk Management Department, General Counsel or Human Resource Department" of the Insured

3. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned bond, other than as stated herein.

4. This rider shall become effective as of 12:01 a.m. on 3/01/2009 standard time.

INSURED COPY 517-76-01 - 05

                                   . Page 21

Home Offices
P.O. Box 1227
Baltimore, MD 21203

ZURICH

EXCESS BOND

        [X] Fidelity and Deposit Company of Maryland
        [_] Colonial American Casualty and Surety Company
            (stock insurance company, herein called Underwriter)

                                                        Bond No. FIB 0004712 08

DECLARATIONS

ITEM 1. Name of Insured: Wells Fargo Funds Trust

        Principal Address: 525 Market Street, San Francisco, CA 94105

ITEM 2. Bond Period: from 12:01 a.m. on 03-01-2009 a.m. on 03-01-2010 at the address of the Insured stated above.

ITEM 3. Aggregate Limit of Liability: $ 20,000,000

Aggregate Limit of Liability of the Underwriter for the Bond Period for all loss arising from claims other than those claims for Insuring Agreement
(G) Stop Payment, Insuring Agreement (H) Uncollectible Items of Deposit, Insuring Agreement (I) Audit Expense and Insuring Agreement (K) Unauthorized Signatures (as such terms are defined or used in the Primary Bond)

ITEM 4. Schedule of Underlying Bonds:

      a. Primary Bond Underwriter  Bond No.         Limit       Deductible
      Great American Ins. Group    FS 517-76-01-05  $20,000,000 $50,000

      b. Other Bonds:
      Underwriter                  Bond No.         Limit       Deductible

ITEM 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto: SR5862

ITEM 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) FIB 0004712 07 such termination or cancelation to be effective as of the time this bond becomes effective.

                  Countersigned by: Authorized Representative

                                   . Page 22

                                  EXCESS BOND

In consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter, and to the Underlying Underwriter of the Underlying Bond, by the Insured in applying for this bond, and subject to the Declarations, terms, conditions, limitations and exclusions hereof, the Underwriter and the Insured agree:

1.  INSURING AGREEMENT

     The Underwriter shall provide the Insured coverage, during the Bond Period set forth in Item 2. of the Declarations, excess of the Underlying Bond in
     Item 4. of the Declarations. Coverage hereunder shall apply only after all such Underlying Bond has been exhausted and shall then apply in conformance with the terms, conditions and limitations of the bond immediately underlying this bond, except as specifically set forth in the terms, conditions and limitations of this bond.

2.  DEFINITIONS

     As used in this bond:

     (a) Insured means those organizations covered under the bond immediately underlying this bond.

     (b) Primary Bond means the bond scheduled in Item 4.a. of the Declarations.

     (c) Underlying Bond means all those bonds scheduled in Item 4. of the Declarations and any bonds replacing them, but Underlying Bond does not include Insuring Agreement (G) Stop Payment, Insuring Agreement
         (H) Uncollectible Items of Deposit, Insuring Agreement (I) Audit Expense and Insuring Agreement (K) Unauthorized Signatures or any replacement thereof.

3.  MAINTENANCE OF UNDERLYING BONDS

     All of the Underlying Bonds scheduled in Item 4. of the Declarations shall be maintained during the Bond Period in full force and effect and affording coverage at least as broad as the Primary Bond, except for any reduction of the aggregate limit(s) of liability available under the Underlying Bond solely by reason of payment of loss thereunder. Failure to comply with the foregoing shall not invalidate this bond, but the Underwriter shall not be liable to a greater extent than if this condition had been complied with, providing that nothing in this provision shall be deemed to negate Section 11. of this bond.

     In the event of any actual or alleged failure by the Insured to give notice or to exercise any extensions under any Underlying Bond, the Underwriter shall not be liable hereunder to a greater extent than it would have been in the absence of such actual or alleged failure.

4.  EXHAUSTION OF UNDERLYING LIMIT(S)

     Upon the exhaustion of the limit(s) of liability of the Underlying Bond solely as the result of actual payment of loss thereunder by the applicable Underwriters, this bond shall, subject to the limit of liability of the Underwriter and to the other terms, conditions and limitations of this bond, continue to apply to losses as excess coverage over the amount of coverage remaining under such Underlying Bond. Upon the exhaustion of all the limit(s) of liability of such Underlying Bond solely as a result of payment of loss thereunder, the remaining limits available under this bond shall, subject to the limit of liability of the Underwriter and to the other terms, conditions and limitations of this bond, continue for subsequent losses as a primary bond and any single loss deductible amount specified in the Primary Bond shall be imposed under this bond as to each single loss; otherwise no single loss deductible amount shall be imposed under this bond.

5.  AGGREGATE LIMIT OF LIABILITY

     The amount set forth in Item 3. of the Declarations is the limit of liability of the Underwriter and shall be the maximum aggregate limit of liability of the Underwriter for the Bond Period.

6.  CLAIM PARTICIPATION

     The Underwriter may, at its sole discretion, elect to participate in the investigation, settlement or defense of any claim brought by or against any Insured under this bond, even if the Underlying Bond has not been exhausted.

7.  SUBROGATION-RECOVERIES

     In that this bond is excess coverage, the Insured's and the Underwriter's right of recovery against any person or entity may not be exclusively subrogated. Despite the foregoing, in the event of any payment under this bond, the Underwriter shall be subrogated to all the Insured's rights of recovery against any person or organization, to the extent of such payment, and the Insured shall execute and deliver instruments and papers and do whatever else is necessary to secure such rights.

     Any amounts recovered after payment of loss hereunder shall be apportioned in the inverse order of payment by the Underwriter and the underwriters of any Underlying Bond to the extent of actual payment. The expenses of all such recovery proceedings shall be apportioned in the ratio of respective recoveries.

8.  NOTICE

     As soon as practicable, the Insured shall give the Underwriter notice:

     (a) in the event of the cancelation of any Underlying Bond;

     (b) of any loss or any situation that could give rise to a loss under any Underlying Bond;

     (c) of any alteration of any provisions of any Underlying Bond;

     (d) of any additional or return premiums charged or allowed in connection with any Underlying Bond.

9.  ALTERATION

     No change in or modification of this bond shall be effective except when made by rider signed by an authorized representative of the Underwriter or any of its agents relating to this bond.

10. BOND TERMINATION OR CANCELATION

     This bond may be canceled by the Insured at any time by written notice or by surrender of this bond to the Underwriter. This bond may also be canceled by or on behalf of the Underwriter by delivery to the Insured or by mailing to the Insured, by registered, certified or other first class mail, at the address shown in Item 1. of the Declarations, written notice stating when, not less than sixty (60) days thereafter, the cancelation shall become effective.

     The mailing of such notice as aforesaid shall be sufficient proof of notice and this bond shall terminate at the date and hour specified in such notice.

     If the period of limitation relating to the giving of notice is prohibited or made void by any law controlling the construction thereof, such period shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

     The Underwriter shall refund the unearned premium computed at customary short rates if the bond is terminated in its entirety by the Insured. Under any other circumstances, the refund shall be computed pro rata.

11. TERMINATION OF UNDERLYING BOND

     This bond shall terminate immediately upon the termination of any Underlying Bond scheduled in Item 4. of the Declarations, whether by the Insured or the applicable Underlying Underwriters. Notice of cancelation or nonrenewal of any one of the aforementioned bonds duly given by any aforementioned Underlying Underwriter, shall serve as notice of the cancelation or nonrenewal of this bond by the Underwriter.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be signed by its President and by its Secretary at Schaumburg, Illinois, and to be countersigned on the Declarations by a duly authorized representative.

Attest                                By

          /s/ illegible                         /s/ illegible
------------------------------------  -----------------------------------
            Secretary                             President

The F&D Companies
P.O. 1227
Baltimore, MD 21203

                               RIDER/ENDORSEMENT

This rider/endorsement forms a part of and is issued by the Underwriter/Company of the bond/policy numbered below.

If this form is issued concurrently with the bond/policy, this Attaching Clause need not be completed.

To be attached to and form part of Bond/Policy No. FIB 0004712 08 Effective Date 03/01/09

It is agreed that:

In compliance with the ruling of the Commissioner of Insurance of the State of California and the Opinion of the Attorney General of that State requiring that the premium for all bonds or policies be endorsed thereon, the basic premium charged for the attached bond/policy for the period from 03/01/2009 to 03/01/2010 is $40,183

POLICY COVER SHEET
Job Name: XP3312I
File Number: O617O
Business Center/
Original Business Unit:
Policy Number: 463BD1248
Name of insured: WELLS FARGO FUNDS TRUST
Agency Number: 2213573
Department or Expense Center: 001
Underwriter: 1166163 Underwriting Team:
Data Entry Person: HAYHURST,JILL
Date and Time: 04/09/09 17:33 001
Special Instructions
Policy Commencement Date: 03/01/09

THIS POLICY CONTAINS FORMS SELECTED THROUGH DOCUMENT SELECT

THE FOLLOWING SELECTED FORMS ARE NOT APPROVED ON THE FORMS STATUS TABLE

FORM NBR           EDITION            CO            STATE         TRANS DATE
*ND059                   11.06               1              CA     2009-03-01*

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

DELIVERY INVOICE
Company: ST PAUL FIRE & MARINE INSURANCE COMPANY

INSURED
WELLS FARGO FUNDS TRUST   Policy Inception/Effective Date: 03/01/09
525 MARKET STREET         Agency Number: 2213573
12TH FLOOR                Transaction Type: RENEWAL
SAN FRANCISCO CA 55416
                             Transaction number: 001
                             Processing date: 03/16/2009
                             Policy Number: 463BD1248
AGENT
WILLIS OF MINNESOTA INC.
1600 UTICA AVE S STE 600
MINNEAPOLIS MN 55416

Policy     Description          Amount Surtax/Number Surcharge
463BD1248  EXCESS FORM 14 BOND                        $43,348

POLICY PERIOD: 03/01/2009-03/01/2010
RENEWAL OF BOND NO. 463BD1231

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

IMPORTANT NOTICE - INDEPENDENT AGENT AND BROKER COMPENSATION
NO COVERAGE IS PROVIDED BY THIS NOTICE. THIS NOTICE DOES NOT AMEND ANY PROVISION OF YOUR POLICY. YOU SHOULD REVIEW YOUR ENTIRE POLICY CAREFULLY FOR COMPLETE INFORMATION ON THE COVERAGES PROVIDED AND TO DETERMINE YOUR RIGHTS AND DUTIES UNDER YOUR POLICY. PLEASE CONTACT YOUR AGENT OR BROKER IF YOU HAVE ANY QUESTIONS ABOUT THIS NOTICE OR ITS CONTENTS. IF THERE IS ANY CONFLICT BETWEEN YOUR POLICY AND THIS NOTICE, THE PROVISIONS OF YOUR POLICY PREVAIL.

For information about how Travelers compensates independent agents and brokers, please visit www.travelers.com, call our toll-free telephone number, 1-866-904-8348, or you may request a written copy from Marketing at One Tower Square, 2GSA, Hartford, CT 06183.

ND059 Ed. 11-06-1

2006 The St. Paul Travelers Companies, Inc. All Rights Reserved
HOW TO REPORT LOSSES, CLAIMS, OR POTENTIAL CLAIMS TO TRAVELERS
Reporting new losses, claims, or potential claims promptly can be critical. It helps to resolve covered losses or claims as quickly as possible and often reduces the overall cost.
Prompt reporting:
better protects the interests of all parties; helps Travelers to try to resolve losses or claims more quickly; and often reduces the overall cost of a loss or claim - losses or claims reported more than five days after they happen cost on average 35% more than those reported earlier. Report losses, claims, or potential claims to Travelers easily and quickly by fax, U S mail, or email.

FAX
Use this number to report a loss, claim, or potential claim by fax toll free. 1-888-460-6622

US MAIL
Use this address to report a loss, claim, or potential claim by U S Mail. Bond-FPS Claims Department
Travelers
Mail Code NB08F
385 Washington Street
Saint Paul, Minnesota 55102

EMAIL
Use this address to report a loss, claim, or potential claim by email. Pro.E&O.Claim.Reporting@SPT.com
This is a general description of how to report a loss, claim, or potential claim under this policy or bond. This description does not replace or add to the terms of this policy or bond. The policy or bond alone determines the scope of coverage. Please read it carefully for complete information on coverage. Contact your agent or broker if you have any questions about coverage.

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date. ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.
463BD1248

DATE ENDORSEMENT OR RIDER EXECUTED
04/09/09

* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
03/01/09

* ISSUED TO
WELLS FARGO FUNDS TRUST
Co-Surety Rider

It is agreed that:

1. The term "Underwriter" as used in the attached Bond shall be construed to mean, unless otherwise specified in this Rider, all the Companies executing the attached Bond.

2. Each of said Companies shall be liable only for such proportion of any Single Loss under the attached Bond as the amount underwritten by such Company as specified in the Schedule forming a part hereof, bears to the Limit of Liability of the attached Bond, but in no event shall any of said Companies be liable for an amount greater than that underwritten by it.

3. In the absence of a request from any of said Companies to pay premiums directly to it, premiums for the attached Bond may be paid to the Controlling Company for the account of all of said Companies.

4. In the absence of a request from any of said Companies that notice of claim and proof of loss be given to or filed directly with it, the giving of such notice to and the filing of such proof with the Controlling Company shall be deemed to be in compliance with the conditions of the attached Bond for the giving of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions.

5. The Controlling Company may give notice in accordance with the terms of the attached Bond, terminating or canceling the attached Bond as an entirety or as to any Employee, and any notice so given shall terminate or cancel the liability of all said Companies as an entirety or as to such Employee, as the case may be.

6. Any Company other than the Controlling Company may give notice in accordance with the terms of the attached Bond, terminating or canceling the entire liability of such other Company under the attached Bond or as to any Employee.

7. In the absence of a request from any of said Companies that notice of termination or cancellation by the Insured of the attached Bond in its entirety be given to or filed directly with it, the giving of such notice in accordance with the terms of the attached Bond to the Controlling Company shall terminate or cancel the liability of all of said Companies as an entirety. The Insured may terminate or cancel the entire liability of any Company, other than the Controlling Company under the attached Bond by giving notice of such termination or cancellation to such other Company, and shall send copy of such notice to the Controlling Company.

8. In the event of the termination or cancellation of the attached Bond as an entirety, no Company shall be liable to the Insured for a greater proportion of any return premium due the Insured than the amount underwritten by such Company bears to the Limit of Liability of the attached Bond.

9. In the event of the termination or cancellation of the attached Bond as to any Company, such Company alone shall be liable to the Insured for any return premium due the Insured on account of such termination or cancellation. The termination or cancellation of the attached Bond as to any Company other than the Controlling Company shall not terminate, cancel or otherwise affect the liability of the other Companies under the attached Bond.

20,000,000
Underwritten for the Controlling Company
Sum of $10,000,000 part 20,000,000 of ST PAUL FIRE & MARINE INSURANCE COMPANY

By: Underwritten for the Carriers Name Sum of $10,000,000 part of RLI INSURANCE COMPANY $20,000,000
By: Underwritten for the Carriers Name Sum of $ part of
By: Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By Authorized Representative

X ST. PAUL FIRE AND MARINE INSURANCE COMPANY
ST. PAUL MERCURY INSURANCE COMPANY
ST. PAUL GUARDIAN INSURANCE COMPANY
A Capital Stock Company

EXCESS FOLLOW FORM TRAVELERS FORM

DECLARATIONS: Excess Follow Form Number: 463BD1248
The Company designated above (herein called Underwriter) issues this Excess Follow Form to:
Item 1.

Named Insured:
WELLS FARGO FUNDS TRUST
525 MARKET ST 12TH FL
SAN FRANCISCO CA 94105
(herein called Insured).

Item 2.
Excess Follow Form Period: The Excess Follow Form Period shall be effective at 12:01 A.M. on 03/01/2009 and expire at 12:01 A.M. on 03/01/2010 local time as to each of said dates, subject to Section 5. of the Terms, Conditions and Limitations of this Excess Follow Form.

Item 3.
Single Loss Limit of Liability:
$10,000,000 part of $20,000,000 see ICB042

Item 4.
Aggregate Limit of Liability:
$10,000,000 part of $20,000,000 see ICB042

Item 5.
Schedule of Underlying Insurance:

(A) 1. Underlying Insurer: GREAT AMERICAN INSURANCE COMPANY
2. Bond or Policy Number: 517-76-01-05
3. Bond or Policy Period: From: 03/01/2009 To: 03/01/2010
4. Limit of Liability:
Single Loss Limit of Liability $20,000,000
Aggregate Limit of Liability Not Applicable
5. Single Loss Deductible:

(B) 1. Underlying Insurer: THE FIDELITY AND DEPOSIT COMPANY OF MARYLAND
2. Bond or Policy Number: FIB 004712 08
3. Bond or Policy Period: From: 03/01/2009 To: 03/01/2010
4. Limit of Liability:
Single Loss Limit of Liability $20,000,000
Aggregate Limit of Liability $20,000,000

(C) 1. Underlying Insurer:
2. Bond or Policy Number:
3. Bond or Policy Period: From: To:
4. Limit of Liability:
Single Loss Limit of Liability
Aggregate Limit of Liability

(D) 1. Underlying Insurer:
2. Bond or Policy Number:

3. Bond or Policy Period: From: To:
4. Limit of Liability:
Single Loss Limit of Liability
Aggregate Limit of Liability

Item 6.
Total amount of Underlying Single Loss Limit of Liability The total amount of Underlying Single Loss Limit of Liability is $40,050,000 plus any Single Loss Deductible under the Bond or Policy identified in Item 5. (A) of the Declarations of this Excess Follow Form.

Item 7.
Total amount of Underlying Aggregate Limit of Liability each Excess Follow Form Period The total amount of Underlying Aggregate Limit of Liability each Excess Follow Form Period is $20,050,000 plus any Single Loss Deductible under the Bond or Policy identified in Item 5. (A) of the Declarations of this Excess Follow Form.

Item 8.
Subject to the Declarations, Insuring Clause, Terms, Conditions and Limitations and Endorsements of this Excess Follow Form and as excepted below, this Excess Follow Form follows the form of:
Insurer's Name:
GREAT AMERICAN INSURANCE COMPANY
Bond or Policy Number: 517-76-01-05
Effective Date: 03/01/2009
Except as provided below:

Item 9.
The Insured, by acceptance of this Excess Follow Form, gives notice to the Underwriter terminating or canceling prior Bond or Policy Numbers 463BD1231 such termination or cancellation to be effective as of the time this Excess Follow Form becomes effective.

Item 10.
The liability of the Underwriter is subject to the terms of the following endorsements attached hereto:
Executed this 9TH day of APRIL, 2009.Countersigned

/s/Bruce Backberg, Secretary
------------------------------

/s/Brian MacLean, President
------------------------------

EXCESS FOLLOW FORM
Travelers Form
INSURING CLAUSE

In consideration of the payment of the premium, and in reliance upon completeness and accuracy of the statements and disclosures made to the Underwriter and any issuer of Underlying Insurance by application, including all attachments, subject to the Declarations, Insuring Clause, Terms, Conditions and Limitations and Endorsements of this Excess Follow Form, this Excess Follow Form is subject to the same Insuring Clause(s), Terms, Conditions and Limitations and Endorsements as provided by the Bond or Policy identified in Item 8. of the Declarations of this Excess Follow Form. In no event shall this Excess Follow Form provide broader coverage than would be provided by the most restrictive Underlying Insurance.

This Excess Follow Form is not subject to the same premium or the Limit of Liability of the Bond or Policy identified in Item 8. of the Declarations.

TERMS, CONDITIONS AND LIMITATIONS

Section 1. Underlying Coverage

A. The Insured(s) shall notify the Underwriter in writing, as soon as practicable, of a failure to maintain in full force and effect, without alteration, the coverage and provisions of the Bond(s) or Policy(ies) identified in Item 5. of the Declarations.

B. In the event there is no recovery available to the Insured as a result of the insolvency of any Underlying Insurer or the Insured's failure to comply with the maintenance of any Underlying Insurance, the coverage hereunder shall apply as excess of the amount of all Underlying Insurance plus the amount of any applicable deductible to the same extent as if the Underlying Insurance were maintained in full force and effect.

C. If the coverage and provisions of the Bond or Policy identified in Item 8. of the Declarations are altered, the Insured shall, as soon as practicable, give the Underwriter written notice of such alteration(s); and upon receipt of written consent to such alteration(s) from the Underwriter, the Insured shall pay any additional premium required by the Underwriter. This Excess Follow Form shall not follow the form of any alteration(s) to the Bond or Policy identified in Item 8. of the Declarations unless such written notice thereof is given by the Insured(s) to the Underwriter, the Underwriter gives written consent to such alteration(s) and the Insured(s) pay(s) any additional premium required by the Underwriter.

D. Except as provided in Sections 2.D. and 2.E. below, in no event shall the Underwriter be liable to pay loss under this Excess Follow Form until the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations has been exhausted solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

E. Any claim, loss or coverage that is subject to a Sublimit in any Underlying Insurance shall not be considered covered loss under this Excess Follow Form, but shall, for purposes of this Excess Follow Form, reduce or exhaust the Underlying Limit of Liability to the extent such payment reduces or exhausts the aggregate limit(s) of liability of such Underlying Insurance.

Section 2. Limit of Liability

A. Payment by the Underwriter of loss covered under this Excess Follow Form shall reduce the Aggregate Limit of Liability of this Excess Follow Form set forth in Item 4. of the Declarations. In the event of exhaustion of the Aggregate Limit of Liability of this Excess Follow Form set forth in Item 4. of the Declarations, the Underwriter shall be relieved of all further liability under this Excess Follow Form.

B. The Underwriter's maximum liability for a Single Loss covered under this Excess Follow Form shall not exceed the amount of the Single Loss Limit of Liability stated in Item 3. of the Declarations. Also, the Underwriter's maximum liability for all loss(es) in the aggregate covered under this Excess Follow Form shall not exceed the amount of the Aggregate Limit of Liability stated in Item 4. of the Declarations, which shall be the maximum liability of the Underwriter in the Excess Follow Form Period stated in Item 2. of the Declarations.

C. Except as provided in Sections 2.D. and 2.E. below, the Underwriter shall only be liable to make payment for a Single Loss covered under this

Excess Follow Form after the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations has been paid solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

D. In the event the total amount of the Underlying Aggregate Limit of Liability as stated in Item 7. of the Declarations is reduced solely by reason of the payment of covered loss by any Underlying Insurer to an amount less than the total amount of the Underlying Single Loss Limit of Liability as stated in
Item 6. of the Declarations, this Excess Follow

Form shall pay covered loss excess of the reduced total amount of Underlying Aggregate Limit of Liability, but not to exceed the amount of the Single Loss Limit of Liability stated in Item 3. of the Declarations, and subject always to the remaining Aggregate Limit of Liability of this Excess Follow Form.

E. In the event of exhaustion of the total amount of Underlying Aggregate Limit of Liability as set forth in Item 7. of the Declarations, solely by reason of the payment of covered loss by the Underlying Insurer(s), this Excess Follow Form shall continue in force as primary insurance, provided always that this policy shall only pay covered loss excess over any retention or deductible amount otherwise applicable under the Underlying Insurance scheduled in Item 5.
(A) of the Declarations, such amount not to exceed the Single Loss Limit of Liability stated in Item 3. of the Declarations and subject always to the remaining Aggregate Limit of Liability of this Excess Follow Form.

Section 3. Joint Insureds

If two or more Insureds are covered under this Excess Follow Form, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured or to any named Insured of loss covered under this Excess Follow Form shall fully release the Underwriter on account of such loss. The liability of the Underwriter for loss(es) sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss(es) beensustained by one Insured.

Section 4. Notice / Proof of Loss - Legal Proceedings Against Underwriter

A. The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in Item 8. of the Declarations, give the Underwriter notice of any loss of the kind covered by this Excess Follow Form, whether or not the Underwriter is liable therefor in whole or in part, and upon request of the Underwriter, the Insured(s) shall file with the Underwriter a written statement of such loss and a copy of all correspondence between the Insured(s) and any Insurer identified in Item 5. of the Declarations. Notice given to any Insurer identified in Item 5. of the Declarations of this Excess Follow Form shall not constitute notice as required under Section 4. of the Terms, Conditions and Limitations of this Excess Follow Form.

B. The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in Item 8. of the Declarations, file with the Underwriter a proof of loss for any loss of the kind covered by this Excess Follow Form, whether or not the Underwriter is liable therefore in whole or in part, and upon request of the Underwriter the Insured(s) shall furnish a copy of all documents provided to or made available to any Insurer identified in Item 5. of the Declarations in support of any proof of loss filed with such Insurer. Filing of a proof of loss with any Insurer identified in Item 5. of the Declarations shall not constitute filing a proof of loss with the Underwriter as required in Section 4. of the Terms, Conditions and Limitations of this Excess Follow Form.

C. Legal proceedings against the Underwriter shall be commenced within the time prescribed in the Bond or Policy identified in Item 8. of the Declarations and only after complying with all the Terms, Conditions and Limitations of this Excess Follow Form.

D. Notice and proof of loss under this Excess Follow Form shall be given to the Professional E&O Claim Unit, Mail Code 508F, 385 Washington Street, St. Paul, MN 55102.

Section 5. Excess Follow Form Period

A. The term Excess Follow Form Period as used in this Excess Follow Form shall mean the lesser of the period stated in Item 2. of the Declarations or the time between the effective date and the termination date of this Excess Follow Form.

B. The Aggregate Limit of Liability set forth in Item. 4. of the Declarations shall not be cumulated regardless of the number of Excess Follow Form Periods this Excess Follow Form has been in force; the number of renewals of this Excess Follow Form by the Underwriter; any extensions of the Excess Follow Form Period of this Excess Follow Form by the Underwriter; the number of and amount of premiums paid by the Insured, or the number of xcess Follow Form Periods of this Excess Follow Form in which the acts giving rise to a loss(es) were committed or occurred.

Section 6. Single Loss Defined

As used herein, Single Loss shall be defined as that term, or any similar term, as defined in the Bond or Policy identified in Item 8. of the Declarations.

Section 7. Cancellation of this Excess Follow Form by the Underwriter or the Insured This Excess Follow Form terminates as an entirety upon occurrence of any of the following: (a) after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this Excess Follow Form in accordance with the conditions and limitations of any Bond or Policy identified in Item 5. of the Declarations, (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this Excess Follow Form, or (c) immediately upon cancellation, termination or nonrenewal of the Underlying Bond or Policy identified in Item 8. of the Declarations, whether by the Insured or the applicable Underwriter.

In witness whereof, the Underwriter has caused this Excess Follow Form to be executed on the Declarations page.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. 463BD1248
DATE ENDORSEMENT OR RIDER EXECUTED 04/09/09
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. LOCAL TIME AS
SPECIFIED IN THE BOND OR POLICY 03/01/09
* ISSUED TO
WELLS FARGO FUNDS TRUST
CALIFORNIA PREMIUM ENDORSEMENT

1. This endorsement or rider is issued to comply with the ruling of the Commissioner of Insurance of California and the opinion of the Attorney General of that State requiring that the premium paid for all bonds or policies be endorsed thereon.

2. The Premium
Additional Premium
Return Premium for the period from 03/01/2009 to 03/01/2010 is $43,348

3. If the premium is payable in installments they are, or are amended to read as follows:
Payable on
Payable on
Payable on

NOTICE TO AGENTS
THIS ENDORSEMENT OR RIDER MUST BE DELIVERED TO YOUR CLIENT IN ORDER TO COMPLY WITH THE RULING OF THE INSURANCE COMMISSIONER AND THE ATTORNEY GENERAL OF THE STATE OF CALIFORNIA.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By Authorized Representative

DECLARATIONS FINANCIAL INSTITUTION EXCESS BOND FORM E
Chubb Group of Insurance Companies
15 Mountain View Road, Warren, New Jersey 07059

FEDERAL INSURANCE COMPANY
Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927
Incorporated under the laws of Indiana, a stock insurance company, herein called the COMPANY

Bond Number: 81944292

NAME OF ASSURED:

WELLS FARGO FUNDS TRUST ET AL
525 MARKET STREET, 12TH FLOOR
SAN FRANCISCO, CA 94105

ITEM 1. BOND PERIOD: from 12:01 a.m. on March 1, 2009 to 12:01 a.m. on March 1, 2010

ITEM 2. AGGREGATE LIMIT OF LIABILITY: $20,000,000

ITEM 3. SINGLE LOSS LIMIT OF LIABILITY: $20,000,000

ITEM 4. DEDUCTIBLE AMOUNT: $60,000,000

ITEM 5. PRIMARY BOND:
Insurer: Great American Insurance Company
Form and Bond No.: 517-76-01
Limit: $20,000,000
Deductible: $50,000
Bond Period: 03/01/2009 to 03/01/2010

ITEM 6. COVERAGE EXCEPTIONS TO PRIMARY BOND:

NOTWITHSTANDING ANY COVERAGE PROVIDED BY THE PRIMARY BOND, THIS EXCESS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER: None

ITEM 7. TOTAL OF LIMITS OF LIABILITY OF OTHER UNDERLYING BONDS, EXCESS OF PRIMARY BOND: $ 40,000,000

ITEM 8. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH: 1,2

IN WITNESS WHEREOF, THE COMPANY issuing this Bond has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

The COMPANY, in consideration of the required premium, and in reliance on the statements and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this bond and to all other terms and conditions of this bond, agrees to pay the ASSURED for:

Insuring Clause Loss which would have been paid under the Primary Bond but for the fact the loss exceeds the Deductible Amount.

Coverage under this bond shall follow the terms and conditions of the Primary Bond, except with respect to:

   a. The coverage exceptions in ITEM 6. of the DECLARATIONS; and

   b. The limits of liability as stated in ITEM 2. and ITEM 3. of the DECLARATIONS.

With respect to the exceptions stated above, the provisions of this bond shall apply.

General Agreements
Change Or Modification A. If after the inception date of this bond the Primary Bond is changed or modified, Of Primary Bond written notice of any such change or modification shall be given to the COMPANY as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the COMPANY may request.

There shall be no coverage under this bond for any loss related to such change or modification until such time as the COMPANY is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

Representations Made B. The ASSURED represents that all information it has furnished to the COMPANY By Assured for this bond or otherwise is complete, true and correct. Such information constitutes part of this bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact by the ASSURED to the COMPANY shall be grounds for recision of this bond.

Notice To Company Of C. The ASSURED shall notify the COMPANY at the earliest practical moment, not to Legal Proceedings Against exceed thirty (30) days after the ASSURED receives notice, of any legal Assured--Election To proceeding brought to determine the ASSURED'S liability for any loss, claim or Defend damage which, if established, would constitute a collectible loss under this bond or any of the Underlying Bonds. Concurrent with such notice, and as requested thereafter, the ASSURED shall furnish copies of all pleadings and pertinent papers to the COMPANY.

Notice To Company Of D. If the COMPANY elects to defend all or part of any legal proceeding, the court Legal Proceedings Against costs and attorneys' fees incurred by the COMPANY and any settlement or Assured--Election To judgment on that part defended by the COMPANY shall be a loss under this bond.

Defend The COMPANY'S liability for court costs and attorneys' fees incurred in defending (continued) all or part of such legal proceeding is limited to the proportion of such court costs and attorneys' fees incurred that the amount recoverable under this bond bears to the amount demanded in such legal proceeding.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this bond, and the COMPANY shall not be liable for any costs, fees and expenses incurred by the ASSURED.

Conditions And Limitations
Definitions 1. As used in this bond:

   a. Deductible Amount means the amount stated in ITEM 4. of the DECLARATIONS. In no event shall this Deductible Amount be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any of the Underlying Bonds, including the insolvency or dissolution of any Insurer providing coverage under any of the Underlying Bonds.

   b. Primary Bond means the bond scheduled in ITEM 5. of the DECLARATIONS or any bond that may replace or substitute for such bond.

   c. Single Loss means all covered loss, including court costs and attorneys' fees incurred by the COMPANY under General Agreement C., resulting from:

   (1) any one act of burglary, robbery or attempt either, in which no employee of the ASSURED is implicated, or

   (2) any one act or series of related acts on the part of any person resulting in damage to or destruction or misplacement of property, or

   (3) all acts other than those specified in c.(1) and c.(2), caused by any person or in which such person is implicated, or

   (4) any one event not specified above, in c.(1), c.(2) or c.(3).

   d. Underlying Bonds means the Primary Bond and all other insurance coverage referred to in ITEM 7. of the DECLARATIONS.

Limit Of Liability 2. The COMPANY'S total cumulative liability for all Single Losses of all ASSUREDS discovered during the BOND PERIOD shall not exceed the AGGREGATE LIMIT OF LIABILITY as stated in ITEM 2. of the DECLARATIONS. Each payment made Aggregate Limit Of under the terms of this bond shall reduce the unpaid portion of the AGGREGATE Liability LIMIT OF LIABILITY until it is exhausted.

On exhausting the AGGREGATE LIMIT OF LIABILITY by such payments:

   a. the COMPANY shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the COMPANY, and

   b. the COMPANY shall have no obligation under General Agreement C. to continue the defense of the ASSURED, and on notice by the COMPANY to the ASSURED that the AGGREGATE LIMIT OF LIABILITY has been exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.

The unpaid portion of the AGGREGATE LIMIT OF LIABILITY shall not be increased or reinstated by any recovery made and applied in accordance with Section 4.

In the event that a loss of property is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY.

Single Loss Limit of the COMPANY'S liability for each Single Loss shall not exceed the SINGLE LOSS Liability LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS or the unpaid portion of the AGGREGATE LIMIT OF LIABILITY, whichever is less.

Discovery 3. This bond applies only to loss first discovered by the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of the ASSURED being aware of:

   a. facts which may subsequently result in a loss of a type covered by this bond, or

   b. an actual or potential claim in which it is alleged that the ASSURED is liable to a third party, regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable Deductible Amount, or the exact amount or details of loss may not then be known.

Subrogation-Assignment 4. In the event of a payment under this bond, the COMPANY shall be subrogated to Recovery all of the ASSURED'S rights of recovery against any person or entity to the extent of such payments. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Subrogation-Assignment- Recoveries, whether effected by the COMPANY or by the ASSURED, shall be Recovery applied net of the expense of such recovery, first, to the satisfaction of the (continued) ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the AGGREGATE LIMIT OF LIABILITY, second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim and third, to the ASSURED in satisfaction of the DEDUCTIBLE AMOUNT. Recovery from reinsurance and/or indemnity of the COMPANY shall not be deemed a recovery under this Section.

Cooperation Of Assured 5. At the COMPANY'S request and at reasonable times and places designated by the COMPANY the ASSURED shall:

   a. submit to examination by the COMPANY and subscribe to the same under oath, and

   b. produce for the COMPANY'S examination all pertinent records, and

   c. cooperate with the COMPANY in all matters pertaining to the loss.

The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this bond.

The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination 6. This bond terminates as an entirety on the earliest occurrence of any of the following:

   a. sixty (60) days after the receipt by the ASSURED of a written notice from the COMPANY of its decision to terminate this bond, or

   b. immediately on the receipt by the COMPANY of a written notice from the ASSURED of its decision to terminate this bond, or

   c. immediately on the appointment of a trustee, receiver or liquidator to act on behalf of the ASSURED, or the taking over of the ASSURED by State or Federal officials, or

   d. immediately on the dissolution of the ASSURED, or

   e. immediately on exhausting the AGGREGATE LIMIT OF LIABILITY, or

   f. immediately on expiration of the BOND PERIOD, or

   g. immediately on cancellation, termination or recision of the Primary Bond.

Conformity 7. If any limitation within this bond is prohibited by any law controlling this bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Change Or Modification 8. This bond or any instrument amending or affecting this bond may not be changed Of This Bond or modified orally. No change in or modification of this bond shall be effective except when made by written endorsement to this bond signed by an Authorized Representative of the COMPANY.

POLICYHOLDER DISCLOSURE NOTICE OF TERRORISM INSURANCE COVERAGE
(for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act (the "Act"), effective December 26, 2007, this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter "Chubb") distribute their products through licensed insurance brokers and agents ("producers"). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb's ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.
Effective date of this endorsement: March 1, 2009 FEDERAL INSURANCE COMPANY Endorsement No.: 1
To be attached to and form a part of Bond
Number: 81944292

Issued to: WELLS FARGO FUNDS TRUST ET AL
COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER
It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the coverage provided by this insurance.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: April 21, 2009

Form 14-02-9228 (Ed. 4/2004)

FEDERAL INSURANCE COMPANY

Endorsement No: 2

Bond Number: 81944292
NAME OF ASSURED: WELLS FARGO FUNDS TRUST ET AL

PREMIUM ENDORSEMENT

It is agreed that:

   1. The premium for this bond for the period March 1, 2009 to March 1, 2010

Premium: Forty thousand four hundred and seven dollars ($40,407.00)

   2. It is further agreed that this premium is subject to change during this period if amendments are made to this bond at the request of the ASSURED.

This Endorsement applies to loss discovered after 12:01 a.m. on March 1, 2009.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: April 21, 2009

Excess Bond
Form 17-02-0735 (Rev. 1-97)

                           SECUREXCESS DECLARATIONS

SUBJECT TO THE PROVISIONS OF THE UNDERLYING INSURANCE, THIS POLICY MAY ONLY APPLY TO CLAIMS FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD. THE LIMITS OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENT AMOUNTS SHALL BE REDUCED AND MAY BE TOTALLY EXHAUSTED BY PAYMENT OF DEFENSE COSTS. PLEASE READ THIS POLICY CAREFULLY.

COMPANY: Axis Insurance Company         POLICY NUMBER: MCN712693/01/2009

Item 1. Policyholder:

Wells Fargo Funds Trust, et al
525 Market Street
San Francisco, CA 94105

Item 2. Policy Period:

a. Inception Date March 1, 2009

b. Expiration Date March 1, 2010
Both dates at 12:01 a.m. at the address listed in Item 1.

Item 3. Limits of Liability (inclusive of defense costs):

a. Each Claim $ 10,000,000

b. Maximum aggregate Limit of Liability for all Claim(s) during the Policy Period of all Insurance Products $ 10,000,000

Item 4. Underlying Insurance and Insurance Products: See Endorsement No. 1

Item 5. Endorsements Attached at Inception: SE1000, MU1027, SE0501

Item 6. Notices to Insurer:

Notice of Claim(s) To Be Sent To: All Other Notices To Be Sent To: Axis Financial Insurance Solutions Claims Axis Financial Insurance Solutions

Address:
Connell Corporate Park
300 Connell Drive
P.O. Box 357
Berkeley Heights, NJ 07922-0357

Item 7. Pending or Prior Claim Date: N/A

Item 8. Terrorism Coverage Premium: $ N/A

The Insurer has caused this Policy to be signed and attested by its authorized officers, but it shall not be valid unless also signed by another duly authorized representative of the Insurer.

August 4, 2009

Authorized Representative

Gregory W. Springer
President

Andrew Weissert
Secretary

SECUREXCESS POLICY

In consideration of the payment of the premium, and in reliance on all statements made in the application(s) for this Policy and the Underlying Insurance and all information provided to the Insurer and any or all of the Underlying Insurers, and subject to the provisions of this Policy, the Insurer and the Policyholder, on its own behalf and on behalf of all Insureds, agree as follows.

I. INSURING AGREEMENT

With respect to each Insurance Product, the Insurer shall provide the Insureds with insurance during the Policy Period excess of all applicable Underlying Insurance. Except as specifically set forth in the provisions of this Policy, the insurance afforded hereunder shall apply in conformance with the provisions of the applicable Primary Policy and, to the extent coverage is further limited or restricted thereby, to any other applicable Underlying Insurance. In no event shall this Policy grant broader coverage than would be provided by the most restrictive policy constituting part of the applicable Underlying Insurance.

The insurance afforded under this Policy shall apply only after all applicable Underlying Insurance with respect to an Insurance Product has been exhausted by actual payment under such Underlying Insurance, and shall only pay excess of any retention or deductible amounts provided in the Primary Policy and other exhausted Underlying Insurance.

II. DEFINITIONS

A. Claim(s) means the event(s) which take place during the Policy Period and which trigger(s) coverage under the insuring agreement(s) of the Underlying Insurance.

B. Insurance Product means each separate type of insurance identified as an "Insurance Product" in Endorsement No. 1 to this Policy.

C. Insured(s) means any person(s) or entity(ies) that may be entitled to coverage under the Primary Policy at its inception.

D. Insurer means the company identified as "Insurer" in the Declarations.

E. Policy Period means the period from the inception date to the expiration date of this Policy stated in Item 2. in the Declarations, or its earlier cancellation or termination date, if any.

F. Policyholder means the person(s) or entity(ies) identified in Item 1. in the Declarations.

G. Primary Policy means the specific policy identified as the "Primary Policy" under the applicable Insurance Product listed in Endorsement No. 1 to this Policy.

H. Sublimit means any Underlying Limits which:

1. applies only to a particular grant of coverage under such Underlying Insurance; and

2. reduces and is part of the otherwise applicable limits of liability of such Underlying Insurance set forth in Item 4 of the Declarations.

I. Underlying Insurance means each insurance policy which constitutes all or part of an Insurance Product, as scheduled in Endorsement No. 1 to this Policy.

J. Underlying Insurers means any or all of the companies who issued the policies of Underlying Insurance.

K. Underlying Limits means, with respect to each Insurance Product, an amount equal to the aggregate of all limits of liability for each Insurance Product stated in Endorsement No. 1 to this Policy, plus the uninsured retention or deductible, if any, applicable to the Primary Policy under such Insurance Product.

III. CONDITIONS OF COVERAGE

A. For purposes of determining when insurance under this Policy shall attach and the limitations under which such insurance shall apply:

1. All of the Underlying Insurance in effect as of the inception date of the Policy Period shall be maintained in full effect with solvent insurers throughout the Policy Period except for any reduction or exhaustion of the Underlying Limits as provided in Section IV. below; and

2. All Insureds shall comply fully with all of the provisions of this Policy.

B. As a condition precedent to coverage under this Policy, the Insured shall give to the Insurer as soon as practicable, but in no event later than thirty
(30) days thereafter, written notice and the full particulars of i) the exhaustion of the aggregate limit of liability of any Underlying Insurance, ii) any Underlying Insurance not being maintained in full effect during the Policy Period, or iii) an Underlying Insurer becoming subject to a receivership, liquidation, dissolution, rehabilitation or similar proceeding or being taken over by any regulatory authority.

C. If during the Policy Period the provisions of the Primary Policy are changed in any manner, as a condition precedent to coverage under this Policy, the Insured shall give written notice to the Insurer of the full particulars of such change as soon as practicable but in no event later than thirty (30) days following the effective date of such change. No amendment to any Primary Policy or Underlying Insurance during the Policy Period shall be effective in broadening or extending the coverage afforded by this Policy or extending or increasing the limits of liability afforded by this Policy unless the Insurer so agrees in writing. The Insurer may, in its sole discretion, condition its agreement to follow any changes to the Primary Policy or the Underlying Insurance on the Insured paying any additional premium required by the Insurer for such change.

As soon as practicable, but in no event later than thirty (30) days thereafter, the Policyholder must give the Insurer written notice of any additional or return premiums charged or allowed in connection with any Underlying Insurance.

IV. REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS

A. If the Underlying Limits are partially reduced solely due to actual payment under the Underlying Insurance, this Policy shall continue to apply as excess insurance over the remaining Underlying Limits.

B. If the Underlying Limits are wholly exhausted solely due to actual payment under the Underlying Insurance, this Policy shall continue to apply as primary insurance with respect to the applicable Insurance Product(s) and the retention or deductible, if any, applicable under the Primary Policy(ies) shall apply under this Policy.

C If any Underlying Limits are subject to a Sublimit then coverage hereunder shall not apply to any Claim which is subject to such Sublimit, provided however, that the Underlying Limit shall be recognized hereunder as depleted to the extent of any payment of such Claim subject to such Sublimit.

V. LIMITS OF LIABILITY

A. The amount stated in Item 3.a. in the Declarations shall be the maximum limit of the Insurer's liability for each Claim under the applicable Primary Policy, and shall be the maximum amount payable by the Insurer under this Policy for a single Claim, which amount shall be part of, and not in addition to, the amount stated in Item 3.b. in the Declarations.

B. The amount stated in Item 3.b. in the Declarations shall be the maximum aggregate amount payable by the Insurer under this Policy with respect to all Claims during the Policy Period for all Insurance Products.

C. This Policy does not provide coverage for any Claim not covered by the Underlying Insurance, and shall drop down only to the extent that payment is not made under the Underlying Insurance solely by reason of exhaustion of the Underlying Insurance through payments thereunder, and shall not drop down for any other reason. If any Underlying Insurer fails to make payments under such Underlying Insurance for any reason whatsoever, including without limitation the insolvency of such Underlying Insurer, then the Insureds shall be deemed to have retained any such amounts which are not so paid. If the Underlying Insurance is not so maintained, the Insurer shall not be liable under this Policy to a greater extent than it would have been had such Underlying Insurance been so maintained.

D. Payment by the Insurer of any amount, including but not limited to defense costs, shall reduce the limits of liability available under this Policy.

VI. SETTLEMENTS AND DEFENSE

A. No Insured under this Policy may, without the Insurer's prior written consent, which consent shall not be unreasonably withheld, admit liability for or settle any matter for which insurance may be sought under this Policy.

B. The Insurer may, at its sole discretion, elect to participate in the investigation, defense and/or settlement of any claim under this Policy, regardless of whether the applicable Underlying Insurance has been exhausted.

C. The Insured, and not the Insurer, has the duty to defend all Claims under this Policy.

VII. SUBROGATION

A. In the event of payment under this Policy, the Insurer shall be subrogated to all rights of recovery of each and all Insureds against any person or organization, and the Insureds shall do whatever is necessary to secure those rights to the satisfaction of the Insurer, including the execution of such documents necessary to enable the Insurer effectively to bring suit in the name of such Insureds.

B. Any amount recovered after payment under this Policy and any Underlying Insurance policies shall be apportioned among the Insurer and the Underlying Insurers net of the expense of such recovery in the reverse order of actual payment. The expenses attendant to such recovery shall be apportioned among those benefiting from the recovery in proportion to the amount of benefit to each party.

VIII. AUTHORIZATION

Except as stated in paragraph IX.A. below, the Policyholder shall be the sole agent of all Insureds with respect to all matters, including but not limited to giving and receiving notices and other communications, effecting or accepting any endorsements to or notices of cancellation of this Policy, the payment of premium and the receipt of any return premiums.

IX. NOTICE

A. With respect to any Claim, situation that could give rise to a Claim, or other matter as to which insurance may be sought under this Policy, the Policyholder or any Insured must give the Insurer written notice contemporaneously with and in the identical manner required by the applicable Primary Policy.

B. All notices under this Policy shall be sent to the Insurer at the address set forth in Item 6. in the Declarations.

X. MODIFICATION, CANCELLATION AND NONRENEWAL

A. No modification of this Policy shall be effective unless made by endorsement signed by an authorized representative of the Insurer.

B. The Policyholder may cancel this Policy at any time by written notice stating when thereafter such cancellation is to be effective.

C. The Insurer may cancel this Policy only for nonpayment of premium, and only by delivering or mailing to the Policyholder written notice stating when, not less than ten (10) days thereafter, such cancellation shall become effective. The delivery or mailing of such notice shall be sufficient proof thereof and this Policy and the Policy Period shall terminate at the date and hour specified in the notice.

D. The Insurer shall refund the unearned premium, computed at the customary short rate, if the Policy is cancelled by the Policyholder.

E. The Insurer shall have no obligation to renew this Policy upon its expiration. If the Insurer decides not to renew this Policy, the Insurer shall provide written notice to the Policyholder by messenger, express delivery or first class mail at least sixty (60) days prior to the expiration of the Policy.

XI. EXCLUSIONS

The Insurer shall not be liable for any amount in any Claim taking place during the Policy Period and arising under any Insurance Product, which is based upon, arising out of, directly or indirectly resulting from, in consequence of or in any way involving:

A. Any demand, suit or other proceeding pending, or order, decree or judgment entered, against any Insured on or prior to the Pending or Prior Claim Date set forth in Item 7 of the Declarations or any wrongful act, fact, circumstance or situation underlying or alleged therein; or

B. Any other wrongful act, fact, circumstance or situation whenever occurring, which together with a wrongful act, fact, circumstance or situation described in (a) above are causally or logically interrelated by a common nexus.

Endorsement No. 1

Effective date of this endorsement: 12:01 a.m. on: March 1, 2009

To be attached to and form part of Policy Number: MCN712693/01/2009

Issued to: Wells Fargo Funds Trust, et al

By: Axis Insurance Company

SCHEDULE OF UNDERLYING INSURANCE AND INSURANCE PRODUCTS

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

SECUREXCESS POLICY

The Schedule of Underlying Insurance and Insurance Products is as follows:

A. Insurance Product: Financial Institutions Bond

1. Primary Policy

Insurer                        Policy Number   Limits       Policy Period
-------                        ------------- ----------- --------------------
Great American
  Insurance Company........... 517-76-01-05  $20,000,000 3/1/2009 - 3/1/2010

2. Other Underlying Policies

Insurer                        Policy Number    Limits       Policy Period
-------                        -------------- ----------- -------------------
The Fidelity & Deposit
  Company of Maryland......... FIB 0004712-08 $20,000,000 3/1/2009 - 3/1/2010
St. Paul Fire and Marine
  Insurance Company........... 463BD1231      $20,000,000 3/1/2009 - 3/1/2010
Federal Insurance Company..... 8194-4292      $20,000,000 3/1/2009 - 3/1/2010

All other provisions remain unchanged.

Authorized Representative

August 4, 2009

Endorsement No. 2

Effective date of this endorsement: 12:01 a.m. on: March 1, 2009

To be attached to and form part of Policy Number: MCN 712693/01/2009

Issued to: Wells Fargo Funds Trust, et al

By: Axis Insurance Company

NON-STACKING OF LIMITS ENDORSEMENT

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

SECUREXCESS POLICY

In consideration of the premium charged, it is agreed that as respects any Claim under this Policy for which coverage is also provided by one (1) or more other policies issued by the Insurer, an affiliate thereof, or by any other member of what is commonly referred to as the "Axis Group of Insurance Companies", or if coverage would be provided but for the exhaustion of the limit of liability or the applicability of the retention amount or retention of such policies (any such policy an "Axis Insurance Policy"), the limit of liability provided by virtue of this Policy shall be reduced by the limit of liability provided under other said Axis Insurance Policy.

Notwithstanding the above, in the event such other Axis Insurance Policy has a provision like this one, then the above paragraph will not apply but instead:

1)
2)

Nothing contained in this endorsement shall be construed to increase the limit of liability of this Policy, which shall in all events be the maximum liability of the Insurer under this Policy.

All other terms remained unchanged.

Authorized Representative

August 4, 2009

Endorsement No. 3

Effective date of this endorsement: 12:01 a.m. on: March 1, 2009

To be attached to and form part of Policy Number: MCN 712693/01/2009

Issued to: Wells Fargo Funds Trust, et al

By: Axis Insurance Company

CALIFORNIA AMENDATORY ENDORSEMENT

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

SECUREXCESS POLICY

1. Section X., MODIFICATION, CANCELLATION AND NONRENEWAL, paragraph C. is amended by the addition of the following:

The notice shall state the reason for the cancellation. Notice of cancellation shall be mailed or delivered to the Policyholder at the mailing address shown on the Policy and to the producer of record, if applicable, provided that the producer of record is not an employee of the Insurer.

2. Section X., MODIFICATION, CANCELLATION AND NONRENEWAL, paragraph E. is deleted and replaced by the following:

The Insurer shall have no obligation to renew this Policy upon its expiration. Once the Insurer chooses to nonrenew this Policy, or to condition renewal upon a reduction of the Policy's Limit of Liability, an elimination of coverage, an increase in retention or an increase of more than 25 percent of the current Policy's premium, the Insurer shall deliver or mail to the Policyholder at the mailing address shown on the Policy, and to the producer of record, if applicable, written notice stating such at least sixty (60) days but not more than one hundred twenty (120) days prior to the end of the Policy Period set forth in Item 2. in the Declarations. The notice shall include the specific reason for nonrenewal or conditional renewal.

All other provisions remain unchanged.

Authorized Representative

August 4, 2009

[LOGO] AIG  AMERICAN INTERNATIONAL COMPANIES(R)

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.

A Capital Stock Company
175 Water Street, New York, New York 10038
   FOLLOW FORM BOND DECLARATIONS

BOND NUMBER: 01-603-07-83

ITEM 1.  NAMED INSURED:       Wells Fargo Funds Trust

         ADDRESS:............ 525 Market Street

                              San Francisco, CA 94105
ITEM 2.  BOND PERIOD:         From March 1, 2009 to March 1, 2010 at

         12:01 A.M. Standard Time at the Address of the Named Insured shown above

ITEM 3.  LIMIT OF LIABILITY:  $20,000,000 Excess of $90,000,000

ITEM 4. SCHEDULE OF PRIMARY UNDERLYING EXCESS POLICIES (HEREIN COLLECTIVELY THE "UNDERLYING PROGRAM"):

         Primary Policy ("herein "Primary Policy)

     Bond Insurer:        Great American Insurance Co.
     Bond No:             517-76-01
     Term:                03/01/2009 to 03/01/2010
     Limit:               $20,000,000

     Underlying Primary Bond

     A)  Bond Insuer:         Zurich Insurance Co.
     B)  Bond No.:            0004712-08
     C)  Term:                03/01/2009 to 03/01/2010
     D)  Limit:               $20,000,000 Excess of $20,000,000

     A)  Bond Issuer:         Travelers
     B)  Bond No.:            463BD1248
     C)  Term:                03/01/2009 to 03/01/2010
     D)  Limit:               $20,000,000 Excess of $40,000,000

1057210

         A)  Bond Issuer:         Federal Insurance Company
         B)  Bond No.:            81944292
         C)  Term:                03/01/2009 to 03/01/2010

     D)  Limit:               $20,000,000 Excess of $60,000,000

     A)  Bond Issuer:         Axis Insurance Company
     B)  Bond No.:            MCN712693/01/20
     C)  Term:                03/01/2009 to 03/01/2010
     D)  Limit:               $10,000,000 Excess of $80,000,000

ITEM 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto:
        #1, #2, #3, #4, #5, #6, #7

ITEM 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy (ies) No
        (s) 00-316-95-28 such termination or cancellation to be effective as of the time this bond becomes effective.

      /s/ Elizabeth M. Tuck                     /s/ Illegible
------------------------------------  -----------------------------------
            SECRETARY                             PRESIDENT


                               /s/ Illegible
                       -------------------------------
                         AUTHORIZED REPRESENTATIVE


--------------------------  ---------------------  -------------------------
    COUNTERSIGNATURE               DATE                COUNTERSIGNED AT

Willis of MN, Inc.
1600 Utica AVE S.
Suite 600
Minneapolis, MN 55416

1057210

                                ENDORSEMENT #1

This endorsement, effective 12:01 A.M. March 1, 2009 forms a part of

Policy No.     01-603-07-83
Issued to:     Wells Fargo funds Trust

By National Union Fire Insurance Company of Pittsburgh, PA.

                       CALIFORNIA AMENDATORY ENDORSEMENT

Wherever used in this endorsement: 1) "Insurer" mean the insurance company which issued this policy; and 2) , "Named Insured", "First Named Insured", and "Insured" mean the Named Corporation, Named Entity, Named Organization, Named Sponsor, Named Insured, or Insured stated in the declarations page; and 3) "Other Insured(s)" means all other persons or entities afforded coverage under the policy.

The following is added and supersedes any provision to the contrary:

CANCELLATION

The First Named Insured shown in the declarations may cancel the policy by mailing or delivering to the Insurer advance written notice of cancellation.

If the policy has been in effect for more than sixty (60) days or if it is a renewal, effective immediately, the Insurer may not cancel the policy unless such cancellation is based on one or more of the following reasons:

(1) Nonpayment of premium, including payment due on a prior policy issued by the Insurer and due during the current policy term covering the same risks.

(2) A judgment by a court or an administrative tribunal that the named Insured has violated any law of this state of or of the United States having as one of its necessary elements an act which materially increases any of the risks insured against.

(3) Discovery of fraud or material misrepresentation by either of the following:

     a) The Insured or Other Insured(s) or his or her representative in obtaining the insurance; or

     b) The named Insured or his or her representative in pursuing a claim under the policy.

(4) Discovery of willful or grossly negligent acts or omissions, or of any violations of state laws or regulations establishing safety standards, by the named Insured or Other Insured(s) or a representative of same, which materially increase any of the risks insured against.

(5) Failure by the named Insured or Other Insured(s) or a representative of same to implement reasonable loss control requirements which were agreed to by the Insured as a condition of policy issuance or which were conditions precedent to the use by the Insurer of a particular rate or rating plan if the failure materially increases any of the risks insured against.

(6) A determination by the commissioner that the loss of, or changes in, an insurer's reinsurance covering all or part of the risk would threaten the financial integrity or solvency of the Insurer.

(7) A determination by the commissioner that a continuation of the policy coverage could place the Insurer in violation of the laws of this state or the state of its domicile or that the continuation of coverage would threaten the solvency of the Insurer.

(8) A change by the named Insured or Other Insured(s) or a representative of same in the activities or property of the commercial or industrial enterprise which results in a material added risk, a materially increased risk or a materially changed risk, unless the added, increased, or changed risk is included in the policy.

                           ENDORSEMENT #1(Continued)

Notice of cancellation shall be delivered or mailed to the producer of record and the named Insured at least thirty (30) days prior to the effective date of cancellation. Where cancellation is for nonpayment of premium or fraud, notice shall be given no less than ten (10) days prior to the effective date of cancellation.

CONDITIONAL RENEWAL AND NONRENEWAL

If the Insurer decides not to renew the policy, or to increase the deductible, reduce the limits, eliminate coverages or raise premium more than 25%, the Insurer shall mail or deliver to the producer of record and the named Insured notice of nonrenewal at least sixty (60) days but no more than 120 days prior to the end of the policy period. The notice shall contain the reason for nonrenewal of the policy.

A notice of nonrenewal shall not be required in the following situations:

(1) If the transfer or renewal of a policy, without any changes in terms, conditions or rates, is between the Insurer and a member of the insurance group.

(2) If the policy has been extended for 90 days or less, provided that notice has been given in accordance with the nonrenewal notice requirements noted above.

(3) If the Named Insured has obtained replacement coverage, or has agreed, in writing, within 60 days of the termination of the policy, to obtain that coverage.

(4) If the policy is for a period of no more than 60 days and the Insured is notified at the time of issuance that it will not be renewed.

(5) If the First Named Insured requests a change in the terms or conditions or risks covered by the policy within 60 days of the end of the policy period.

(6) If the Insurer has made a written offer to the First Named Insured, in accordance with timeframes shown above to renew the policy under changed terms or conditions or at an increased premium rate.

If the Insurer fails to give timely notice, the policy of insurance shall be continued, with no change in its terms or conditions, for a period of 60 days after the Insurer gives notice.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.


                                                  /s/ Illegible
                                                  ------------------------------
                                                  AUTHORIZED REPRESENTATIVE

                                ENDORSEMENT #2

This endorsement, effective 12:01 A.M. March 1, 2009 forms a part of

Policy No.     01-603-07-83
Issued to:     Wells Fargo funds Trust

By National Union Fire Insurance Company of Pittsburgh, PA.

        THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
                        COVERAGE TERRITORY ENDORSEMENT

Payment of loss under this policy shall only be made in full compliance with all United States of America economic or trade sanction laws or regulations, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC").


                                                  /s/ Illegible
                                                  ------------------------------
                                                  AUTHORIZED REPRESENTATIVE

                                ENDORSEMENT #3

This endorsement, effective 12:01 A.M. March 1, 2009 forms a part of

Policy No.     01-603-07-83
Issued to:     Wells Fargo funds Trust

By National Union Fire Insurance Company of Pittsburgh, PA.

                                DROP DOWN RIDER

1. It is a condition of the attached bond that the underlying bond(s) shall be maintained in full effect in the amount of $90,000,000 during the period of the attached bond except for any reduction in the Aggregate Limit(s) of Liability contained therein solely by payment of claims.

2. If, by reason of the payment of any claim or claims, by Underwriters during the period of the attached bond which reduces the Aggregate Limit(s) of Liability of the underlying bond, the attached bond shall apply excess of the reduced Aggregate Limit(s) of Liability of the underlying bond. In the event of the exhaustion of the underlying limit(s), the attached bond shall continue in force as primary insurance, and the Deductible set forth in the Schedule of the primary bond shall apply to the attached bond.

3. However, in the event of any reinstatement of the underlying Aggregate Limit(s) of Liability, the attached bond shall apply as excess of the reinstated underlying Aggregate Limit(s) of Liability.

4. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.


                                                  /s/ Illegible
                                                  ------------------------------
                                                  AUTHORIZED REPRESENTATIVE

                                ENDORSEMENT #4

This endorsement, effective 12:01 A.M. March 1, 2009 forms a part of

Policy No.     01-603-07-83
Issued to:     Wells Fargo funds Trust

By National Union Fire Insurance Company of Pittsburgh, PA.

                   RELIANCE UPON OTHER CARRIER'S APPLICATION

In granting coverage under this policy, it is agreed that the Insurer has relied upon the statements and representations contained in the below referenced application (including materials submitted thereto and, if such application is a renewal application, all such previous policy applications, and their attachments and materials, for which this policy is a renewal or succeeds in time) as being accurate and complete. It is further understood and agreed that the Organization and the Insureds warrant and represent to the Insurer that the statements and representations made in such application were accurate on the date such representations and statement were so given and that in connection therewith the Insureds hereby reaffirm each and every statement made in our application to Great American Insurance Companies as accurate as of January 15, 2009 as if it was made to the Insurer on such date. All such statements and representations shall be deemed to be material to the risk assumed by the Insurer, are the basis of this policy and are to be considered as incorporated into this policy.

   TYPE OF POLICY APPLICATION:
   Investment Company Bond

   CARRIER:
   Great American Insurance Companies

   DATE SIGNED:
   January 15, 2009

ALL OTHER TERMS, CONDITIONS AND LIMITATIONS REMAIN UNCHANGED.


                                                  /s/ Illegible
                                                  ------------------------------
                                                  AUTHORIZED REPRESENTATIVE

                                ENDORSEMENT #5

This endorsement, effective 12:01 A.M. March 1, 2009 forms a part of

Policy No.     01-603-07-83
Issued to:     Wells Fargo funds Trust.........................................

By National Union Fire Insurance Company of Pittsburgh, PA.

                                NOTICE OF CLAIM
                             (REPORTING BY E-MAIL)

In consideration of the premium charged, it is hereby understood and agreed as follows:

1. Email Reporting of Claims : In addition to the postal address set forth for any Notice of Claim Reporting under this policy, such notice may also be given in writing pursuant to the policy's other terms and conditions to the Insurer by email at the following email address:

     c-claim@aig.com

     Your email must reference the policy number for this policy. The date of the Insurer's receipt of the emailed notice shall constitute the date of notice.

     In addition to Notice of Claim Reporting via email, notice may also be given to the Insurer by mailing such notice to: c-Claim for Financial Lines, AIG Domestic Claims, Inc., 175 Water Street, 9th Floor, New York, New York 10038 or faxing such notice to (866) 227-1750.

2. Definitions : For this endorsement only, the following definitions shall apply:

     (a) "Insurer" means the "Insurer," "Underwriter" or "Company" or other name specifically ascribed in this policy as the insurance company or underwriter for this policy.

     (b) "Notice of Claim Reporting" means "notice of claim/circumstance," "notice of loss" or other reference in the policy designated for reporting of claims, loss or occurrences or situations that may give rise or result in loss under this policy.

     (c) "Policy" means the policy, bond or other insurance product to which this endorsement is attached.

3. This endorsement does not apply to any Kidnap & Ransom/Extortion Coverage Section, if any, provided by this policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.


                                                  /s/ Illegible
                                                  ------------------------------
                                                  AUTHORIZED REPRESENTATIVE

                                ENDORSEMENT #6

This endorsement, effective 12:01 A.M. March 1, 2009 forms a part of

Policy No.     01-603-07-83
Issued to:     Wells Fargo funds Trust

By National Union Fire Insurance Company of Pittsburgh, PA.

                            FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

             EDITION
FORM NUMBER   DATE   FORM TITLE
-----------  ------- ----------------------------------------------
  63674.....  10/95  FOLLOW FORM BOND DEC
  63675.....  10/95  FOLLOW FORM BOND GUTS
  52133.....  03/07  CALIFORNIA AMENDATORY CANCELLATION/NONRENEWAL
                     DROP DOWN RIDER
                     RELIANCE UPON OTHER CARRIER'S APPLICATION
  99758.....  08/08  NOTICE OF CLAIM (REPORTING BY E-MAIL)
  78859.....  10/01  FORMS INDEX ENDORSEMENT

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.


                                                  /s/ Illegible
                                                  ------------------------------
                                                  AUTHORIZED REPRESENTATIVE

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.

                            A CAPITAL STOCK COMPANY
                     1750 CNG Tower, Pittsburgh, PA 15222
          EXECUTIVE OFFICES: 70 PINE STREET, NEW YORK, NY 10270-0150

                               FOLLOW FORM BOND

Various provisions in this bond restrict coverage. Read the entire bond carefully to determine rights, duties and what is and is not covered.

Throughout this bond, the words "you" and "your" refer to the Named Insured as shown in Item 1 of the Declarations. The words "we", "us" and "our" refer to the Company providing this insurance.

In consideration of the payment of the premium and in reliance upon the statements in the Declarations and in the Application, we agree with you to provide coverage as follows:

   INSURING AGREEMENT

I.  Coverage

     A. We will pay on your behalf the Ultimate Net Loss in excess of the Underlying Bond as shown in Item 4 of the Declarations, but only up to an amount not exceeding our Limit of Liability as shown in Item 3 of the Declarations and only after the issuers of the Underlying Bond have paid or have been held liable to pay the full amount of limits of insurance of the Underlying Bond. Except for the terms, definitions, conditions and exclusions of this bond, the coverage provided by this bond shall follow the terms, definitions, conditions and exclusions of the Underlying Bond as shown in Item 4 of the Declarations.

     B. The Limit of Liability shown in Item 3 of the Declarations states the most we will pay regardless of the number of Insureds, claims made or suits brought or persons or organizations making claims or bringing suits.

II. Definition

     A.  Ultimate Net Loss

         The term "Ultimate Net Loss" means the amount payable in settlement of the loss of the Insured after making deductions for all recoveries and for other valid and collectible bonds, excepting however the Underlying Bond shown in Item 4 of the Declarations.

III. Conditions

     A.  Maintenance of Limit of Liability of Underlying Bond

         The limit of liability of the Underlying Bond shall be maintained in full force and effect during the period of this bond. Under no circumstances, including but not limited to bankruptcy, insolvency or inability to pay at the issue of the Underlying Bond, will we drop down and replace the Underlying Bond or assume any obligation of the Underlying Bond.

         If you fail to comply with this requirement, we will only be liable to the same extent that we would have been had you fully complied with this requirement.

     B.  Cancellation

         1. You may cancel this bond. You must mail or deliver advance written notice to us stating when the cancellation is to take effect.

         2. We may cancel this bond. If we cancel because of non-payment of premium, we must mail or deliver to you not less than ten
             (10) days advance written notice stating when the cancellation is to take effect. If we cancel for any other reason, we must mail or deliver to you not less than ninety (90) days advance written notice stating when the cancellation is to take effect. Mailing that notice to you at your mailing address shown in Item 1 of the Declarations will be sufficient to prove notice.

         3. The bond period will end on the day and hour stated in the cancellation notice.

         4. If we cancel, earned premium will be calculated pro rata based on the time this bond was in force.

         5. If you cancel, earned premium will be calculated based on short rate tables.

         6. The first Named Insured in Item 1 of the Declarations shall act on behalf of all other Insureds with respect to the giving and receiving of notice of cancellation and the receipt of any refund that may become payable under this bond.

         7. Any of these provisions that conflict with a law that controls the cancellation of the insurance in this bond is changed by this statement to comply with that law.

     C.  Cancellation of Underlying Bond

         This bond is canceled upon cancellation of the Underlying Bond. You must promptly notify us of the cancellation of the Underlying Bond. Such notice must be made when you send a notice of cancellation of the Underlying Bond to, or when you receive such notice from, the issuer of the Underlying Bond.

     D.  Changes to Underlying Bond

         You must promptly notify us of any changes to the Underlying Bond which are made after its inception date. Any changes made to the Underlying Bond after its inception shall not affect the terms and conditions of this bond, which shall continue to apply as though no change had been made to the Underlying Bond.

     E.  Notice of Claim or Loss

         You must notify us in writing as soon as practicable when you become aware of any claim or loss under the Underlying Bond or any bond which may give rise to any claim or loss under this bond.

     F.  Payment of Premium

         The first Named Insured shown in Item 1 of the Declarations shall be responsible for payment of all premiums when due.

In Witness Whereof, we have caused this bond to be executed and attested, but this bond shall not be valid unless countersigned by one of our duly authorized representatives, where required by law.


      /s/ Elizabeth M. Tuck
------------------------------------

          /s/ illegible
------------------------------------
            SECRETARY                             PRESIDENT

Resolutions of the majority of the Board of Trustees ("Board") who are not "interested persons" of the registered management investment company

WELLS FARGO FUNDS TRUST
WELLS FARGO MASTER TRUST
WELLS FARGO VARIABLE TRUST

   RESOLVED, that the Board, including a majority of the Independent Trustees, hereby determines, with due consideration to (i) the value of the aggregate assets of the Funds to which any person may have access, (ii) the terms of the arrangements made for the custody and safekeeping of such assets,
   (iii) the nature of securities in the Funds, and (iv) the amount of the bond and the premium of such bond, that such bond in the aggregate amount presented at this meeting of $110 million is in reasonable form and amount; and

   FURTHER RESOLVED, that the Officers be, and each hereby is, authorized and directed to determine an appropriate increase in the fidelity bond coverage, based on assets under management, during the policy, if necessary; and

   FURTHER RESOLVED, that the Board, including a majority of the Independent Trustees, after taking all relevant factors into consideration, including, but not limited to, (i) the number of other parties, (ii) the amount of the joint insured bond, (iii) the amount of the premium for such bond, (iv) the ratable allocation of the premium among all parties as insured, and (v) the extent to which the share of the premium allocated to each Fund is less than the premium it would have had to pay if it had provided and maintained a single insured bond, hereby approves the portion of the premium to be paid by each Fund, which is a pro rata portion equal to the ratio of each Fund's net assets to the aggregate net assets of all the parties; and

   FURTHER RESOLVED, that the Officers be, and each hereby is, authorized and directed to negotiate the final terms of the joint fidelity bond, and to execute and deliver on behalf of each Trust any and all documents related thereto, in such form and with such changes (including final premium amount) as such Officer deems appropriate or advisable with advice of counsel; and

   FURTHER RESOLVED, that the Joint Fidelity Bond Allocation Agreement among Funds Trust, Master Trust and Variable Trust, which provides for an equitable and proportionate share of any recovery under the joint fidelity bond, be, and it hereby is, reapproved.

                              JOINT FIDELITY BOND
                             ALLOCATION AGREEMENT
                             Amended and Restated
                                  May 1, 2006

   WHEREAS, Wells Fargo Funds Trust ("Funds Trust") is an open-end management investment company registered as such under the 1940 Act, consisting of investment portfolios as detailed in Appendix A; and

   WHEREAS, Wells Fargo Master Trust ("Master Trust") is an open-end management investment company registered as such under the 1940 Act, consisting of investment portfolios as detailed in Appendix A; and

   WHEREAS, Wells Fargo Variable Trust ("Variable Trust") is an open-end management investment company registered as such under the 1940 Act, consisting of investment portfolios as detailed in Appendix A; and

   WHEREAS, Funds Trust, Master Trust and Variable Trust are required to provide and maintain a fidelity bond pursuant to Rule 17g-1 under the 1940 Act; and

   WHEREAS, Rule 17g-1(b) provides that the fidelity bond may be in the form of a joint insured bond covering Funds Trust, Master Trust and Variable Trust; and

   WHEREAS, the Trustees of Funds Trust, Master Trust and Variable Trust, including a majority of such Trustees who are not "interested persons" (as that term is defined in the 1940 Act) have made the required determinations required by that Rule, including those provisions specifically applicable to a joint insured bond;

   NOW, THEREFORE, Funds Trust, Master Trust and Variable Trust hereby agree as follows:

   1. Each of Funds Trust, Master Trust and Variable Trust will pay a portion of the premiums for the joint insured fidelity bond which is allocated pro rata according to the percentage each of their net assets bear to the aggregate net assets of all the insured parties.

   2. In the event recovery is received under the joint insured bond as a result of a loss sustained by two or more of the insured parties, each party shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which such party would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the 1940 Act.

   This agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

                                             WELLS FARGO FUNDS TRUST

                                             By:
                                                  ------------------------------
                                                  C. David Messman
                                                  Secretary

                                             WELLS FARGO MASTER TRUST

                                             By:
                                                  ------------------------------
                                                  C. David Messman
                                                  Secretary

                                             WELLS FARGO VARIABLE TRUST

                                             By:
                                                  ------------------------------
                                                  C. David Messman
                                                  Secretary

                                                                     Appendix A

JOINT FIDELITY BOND

ALLOCATION AGREEMENT

                            Wells Fargo Funds Trust

                        100% Treasury Money Market Fund
                          Aggressive Allocation Fund
                               Asia Pacific Fund
                             Asset Allocation Fund
                           C&B Large Cap Value Fund
                            C&B Mid Cap Value Fund
                     California Limited-Term Tax-Free Fund
                           California Tax-Free Fund
                     California Tax-Free Money Market Fund
                    California Tax-Free Money Market Trust
                              Capital Growth Fund
                       Cash Investment Money Market Fund
                            Colorado Tax-Free Fund
                               Common Stock Fund
                         Conservative Allocation Fund
                                Discovery Fund
                             Diversified Bond Fund
                            Diversified Equity Fund
                          Diversified Small Cap Fund
                             Emerging Growth Fund
                         Emerging Markets Equity Fund
                             Endeavor Select Fund
                                Enterprise Fund
                              Equity Income Fund
                               Equity Value Fund
                         Government Money Market Fund
                          Government Securities Fund
                                  Growth Fund
                             Growth Balanced Fund
                              Growth Equity Fund
                          Heritage Money Market Fund
                               High Income Fund
                               Income Plus Fund
                                  Index Fund
                         Inflation-Protected Bond Fund
                        Intermediate Tax/AMT-Free Fund
                            International Core Fund
                           International Equity Fund
                           International Value Fund
                          Large Cap Appreciation Fund
                             Large Cap Growth Fund
                            Large Company Core Fund
                           Large Company Growth Fund

                           Large Company Value Fund
                  Managed Account CoreBuilder Shares Series G
                  Managed Account CoreBuilder Shares Series M
                           Mid Cap Disciplined Fund
                              Mid Cap Growth Fund
                          Minnesota Money Market Fund
                            Minnesota Tax-Free Fund
                            Moderate Balanced Fund
                               Money Market Fund
                              Money Market Trust
                              Municipal Bond Fund
                          Municipal Money Market Fund
                     National Tax-Free Money Market Trust
                      National Tax-Free Money Market Fund
                               Opportunity Fund
                          Overland Express Sweep Fund
                      Prime Investment Money Market Fund
                      Short Duration Government Bond Fund
                             Short-Term Bond Fund
                        Short-Term High Yield Bond Fund
                        Short-Term Municipal Bond Fund
                          Small Cap Disciplined Fund
                             Small Cap Growth Fund
                         Small Cap Opportunities Fund
                             Small Cap Value Fund
                           Small Company Growth Fund
                           Small Company Value Fund
                           Small/Mid Cap Value Fund
                          Social Sustainability Fund
                      Specialized Financial Services Fund
                          Specialized Technology Fund
                              Stable Income Fund
                             Strategic Income Fund
                       Strategic Small Cap Value Fund/1/
                               Target 2010 Fund
                               Target 2015 Fund
                               Target 2020 Fund
                               Target 2025 Fund
                               Target 2030 Fund
                               Target 2035 Fund
                               Target 2040 Fund
                               Target 2045 Fund
                               Target 2050 Fund
                               Target Today Fund
                            Total Return Bond Fund
                        Treasury Plus Money Market Fund
                                U.S. Value Fund
                         Ultra Short-Term Income Fund
                    Ultra Short-Term Municipal Income Fund
                WealthBuilder Conservative Allocation Portfolio
                        WealthBuilder Equity Portfolio
                   WealthBuilder Growth Allocation Portfolio
                    WealthBuilder Growth Balanced Portfolio
--------
/1/ On June 2, 2009, the Board of Trustees approved the liquidation of the Strategic Small Cap Value Fund effective on or about August 21, 2009.

                   WealthBuilder Moderate Balanced Portfolio
                    WealthBuilder Tactical Equity Portfolio
                            Wisconsin Tax-Free Fund

                           Wells Fargo Master Trust

                         C&B Large Cap Value Portfolio
                         Disciplined Growth Portfolio
                          Diversified Stock Portfolio
                      Diversified Fixed Income Portfolio
                           Emerging Growth Portfolio
                            Equity Income Portfolio
                            Equity Value Portfolio
                                Index Portfolio
                      Inflation-Protected Bond Portfolio
                         International Core Portfolio
                        International Growth Portfolio
                         International Index Portfolio
                         International Value Portfolio
                       Large Cap Appreciation Portfolio
                        Large Company Growth Portfolio
                        Managed Fixed Income Portfolio
                        Short-Term Investment Portfolio
                           Small Cap Index Portfolio
                        Small Company Growth Portfolio
                         Small Company Value Portfolio
                            Stable Income Portfolio
                      Strategic Small Cap Value Portfolio
                          Total Return Bond Portfolio

                          Wells Fargo Variable Trust

                           VT Asset Allocation Fund
                          VT C&B Large Cap Value Fund
                               VT Discovery Fund
                             VT Equity Income Fund
                          VT International Core Fund
                          VT Large Company Core Fund
                         VT Large Company Growth Fund
                             VT Money Market Fund
                          VT Small/Mid Cap Value Fund
                              VT Opportunity Fund
                           VT Small Cap Growth Fund
                           VT Total Return Bond Fund

Most recent annual approval by the Board of Trustees: February 11, 2009

Appendix A amended: June 2, 2009

Resolutions of the majority of the Board of Trustees ("Board") who are not "interested persons" of the registered management investment company

WELLS FARGO FUNDS TRUST
WELLS FARGO MASTER TRUST
WELLS FARGO VARIABLE TRUST

   RESOLVED, that the Board, including a majority of the Independent Trustees, hereby determines, with due consideration to (i) the value of the aggregate assets of the Funds to which any person may have access, (ii) the terms of the arrangements made for the custody and safekeeping of such assets,
   (iii) the nature of securities in the Funds, and (iv) the amount of the bond and the premium of such bond, that such bond in the aggregate amount presented at this meeting of $110 million is in reasonable form and amount; and

   FURTHER RESOLVED, that the Officers be, and each hereby is, authorized and directed to determine an appropriate increase in the fidelity bond coverage, based on assets under management, during the policy, if necessary; and

   FURTHER RESOLVED, that the Board, including a majority of the Independent Trustees, after taking all relevant factors into consideration, including, but not limited to, (i) the number of other parties, (ii) the amount of the joint insured bond, (iii) the amount of the premium for such bond, (iv) the ratable allocation of the premium among all parties as insured, and (v) the extent to which the share of the premium allocated to each Fund is less than the premium it would have had to pay if it had provided and maintained a single insured bond, hereby approves the portion of the premium to be paid by each Fund, which is a pro rata portion equal to the ratio of each Fund's net assets to the aggregate net assets of all the parties; and

   FURTHER RESOLVED, that the Officers be, and each hereby is, authorized and directed to negotiate the final terms of the joint fidelity bond, and to execute and deliver on behalf of each Trust any and all documents related thereto, in such form and with such changes (including final premium amount) as such Officer deems appropriate or advisable with advice of counsel; and

   FURTHER RESOLVED, that the Joint Fidelity Bond Allocation Agreement among Funds Trust, Master Trust and Variable Trust, which provides for an equitable and proportionate share of any recovery under the joint fidelity bond, be, and it hereby is, reapproved.

                              JOINT FIDELITY BOND
                             ALLOCATION AGREEMENT
                             Amended and Restated
                                  May 1, 2006

   WHEREAS, Wells Fargo Funds Trust ("Funds Trust") is an open-end management investment company registered as such under the 1940 Act, consisting of investment portfolios as detailed in Appendix A; and

   WHEREAS, Wells Fargo Master Trust ("Master Trust") is an open-end management investment company registered as such under the 1940 Act, consisting of investment portfolios as detailed in Appendix A; and

   WHEREAS, Wells Fargo Variable Trust ("Variable Trust") is an open-end management investment company registered as such under the 1940 Act, consisting of investment portfolios as detailed in Appendix A; and

   WHEREAS, Funds Trust, Master Trust and Variable Trust are required to provide and maintain a fidelity bond pursuant to Rule 17g-1 under the 1940 Act; and

   WHEREAS, Rule 17g-1(b) provides that the fidelity bond may be in the form of a joint insured bond covering Funds Trust, Master Trust and Variable Trust; and

   WHEREAS, the Trustees of Funds Trust, Master Trust and Variable Trust, including a majority of such Trustees who are not "interested persons" (as that term is defined in the 1940 Act) have made the required determinations required by that Rule, including those provisions specifically applicable to a joint insured bond;

   NOW, THEREFORE, Funds Trust, Master Trust and Variable Trust hereby agree as follows:

   1. Each of Funds Trust, Master Trust and Variable Trust will pay a portion of the premiums for the joint insured fidelity bond which is allocated pro rata according to the percentage each of their net assets bear to the aggregate net assets of all the insured parties.

   2. In the event recovery is received under the joint insured bond as a result of a loss sustained by two or more of the insured parties, each party shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which such party would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the 1940 Act.

   This agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

                                             WELLS FARGO FUNDS TRUST

                                             By:
                                                  ------------------------------
                                                  C. David Messman
                                                  Secretary

                                             WELLS FARGO MASTER TRUST

                                             By:
                                                  ------------------------------
                                                  C. David Messman
                                                  Secretary

                                             WELLS FARGO VARIABLE TRUST

                                             By:
                                                  ------------------------------
                                                  C. David Messman
                                                  Secretary

                                                                     Appendix A

JOINT FIDELITY BOND

ALLOCATION AGREEMENT

                            Wells Fargo Funds Trust

                        100% Treasury Money Market Fund
                          Aggressive Allocation Fund
                               Asia Pacific Fund
                             Asset Allocation Fund
                           C&B Large Cap Value Fund
                            C&B Mid Cap Value Fund
                     California Limited-Term Tax-Free Fund
                           California Tax-Free Fund
                     California Tax-Free Money Market Fund
                    California Tax-Free Money Market Trust
                              Capital Growth Fund
                       Cash Investment Money Market Fund
                            Colorado Tax-Free Fund
                               Common Stock Fund
                         Conservative Allocation Fund
                                Discovery Fund
                             Diversified Bond Fund
                            Diversified Equity Fund
                          Diversified Small Cap Fund
                             Emerging Growth Fund
                         Emerging Markets Equity Fund
                             Endeavor Select Fund
                                Enterprise Fund
                              Equity Income Fund
                               Equity Value Fund
                         Government Money Market Fund
                          Government Securities Fund
                                  Growth Fund
                             Growth Balanced Fund
                              Growth Equity Fund
                          Heritage Money Market Fund
                               High Income Fund
                               Income Plus Fund
                                  Index Fund
                         Inflation-Protected Bond Fund
                        Intermediate Tax/AMT-Free Fund
                            International Core Fund
                           International Equity Fund
                           International Value Fund
                          Large Cap Appreciation Fund
                             Large Cap Growth Fund
                            Large Company Core Fund
                           Large Company Growth Fund
                           Large Company Value Fund

                  Managed Account CoreBuilder Shares Series G
                  Managed Account CoreBuilder Shares Series M
                           Mid Cap Disciplined Fund
                              Mid Cap Growth Fund
                          Minnesota Money Market Fund
                            Minnesota Tax-Free Fund
                            Moderate Balanced Fund
                               Money Market Fund
                              Money Market Trust
                              Municipal Bond Fund
                          Municipal Money Market Fund
                     National Tax-Free Money Market Trust
                      National Tax-Free Money Market Fund
                               Opportunity Fund
                          Overland Express Sweep Fund
                      Prime Investment Money Market Fund
                      Short Duration Government Bond Fund
                             Short-Term Bond Fund
                        Short-Term High Yield Bond Fund
                        Short-Term Municipal Bond Fund
                          Small Cap Disciplined Fund
                             Small Cap Growth Fund
                         Small Cap Opportunities Fund
                             Small Cap Value Fund
                           Small Company Growth Fund
                           Small Company Value Fund
                           Small/Mid Cap Value Fund
                          Social Sustainability Fund
                      Specialized Financial Services Fund
                          Specialized Technology Fund
                              Stable Income Fund
                             Strategic Income Fund
                       Strategic Small Cap Value Fund/2/
                               Target 2010 Fund
                               Target 2015 Fund
                               Target 2020 Fund
                               Target 2025 Fund
                               Target 2030 Fund
                               Target 2035 Fund
                               Target 2040 Fund
                               Target 2045 Fund
                               Target 2050 Fund
                               Target Today Fund
                            Total Return Bond Fund
                        Treasury Plus Money Market Fund
                                U.S. Value Fund
                         Ultra Short-Term Income Fund
                    Ultra Short-Term Municipal Income Fund
                WealthBuilder Conservative Allocation Portfolio
                        WealthBuilder Equity Portfolio
                   WealthBuilder Growth Allocation Portfolio
                    WealthBuilder Growth Balanced Portfolio
                   WealthBuilder Moderate Balanced Portfolio
                    WealthBuilder Tactical Equity Portfolio
                            Wisconsin Tax-Free Fund
--------
/2/ On June 2, 2009, the Board of Trustees approved the liquidation of the Strategic Small Cap Value Fund effective on or about August 21, 2009.

                           Wells Fargo Master Trust

                         C&B Large Cap Value Portfolio
                         Disciplined Growth Portfolio
                          Diversified Stock Portfolio
                      Diversified Fixed Income Portfolio
                           Emerging Growth Portfolio
                            Equity Income Portfolio
                            Equity Value Portfolio
                                Index Portfolio
                      Inflation-Protected Bond Portfolio
                         International Core Portfolio
                        International Growth Portfolio
                         International Index Portfolio
                         International Value Portfolio
                       Large Cap Appreciation Portfolio
                        Large Company Growth Portfolio
                        Managed Fixed Income Portfolio
                        Short-Term Investment Portfolio
                           Small Cap Index Portfolio
                        Small Company Growth Portfolio
                         Small Company Value Portfolio
                            Stable Income Portfolio
                      Strategic Small Cap Value Portfolio
                          Total Return Bond Portfolio

                          Wells Fargo Variable Trust

                           VT Asset Allocation Fund
                          VT C&B Large Cap Value Fund
                               VT Discovery Fund
                             VT Equity Income Fund
                          VT International Core Fund
                          VT Large Company Core Fund
                         VT Large Company Growth Fund
                             VT Money Market Fund
                          VT Small/Mid Cap Value Fund
                              VT Opportunity Fund
                           VT Small Cap Growth Fund
                           VT Total Return Bond Fund

Most recent annual approval by the Board of Trustees: February 11, 2009

Appendix A amended: June 2, 2009